Exhibit 99.6

Date                            2009

PARAGON SHIPPING INC.
as Borrower

- and -

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1
as Lenders

- and -

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 2
as Swap Banks

- and -

THE GOVERNOR AND COMPANY OF
THE BANK OF IRELAND
as Arranger, Agent and
Security Trustee

__________________________________

LOAN AGREEMENT
__________________________________

relating to a term loan facility
of up to US$30,000,000 to refinance existing indebtedness
secured against m.v. “KIND SEAS”

CONSTANT & CONSTANT
2, Defteras Merarchias
185 35 Piraeus
Greece

CLAUSE NO.                                                                                                                                                                    PAGE NO.

1	INTERPRETATION
2	FACILITY
3	POSITION OF THE LENDERS AND THE SWAP BANKS
4	DRAWDOWN
5	INTEREST
6	INTEREST PERIODS
7	DEFAULT INTEREST
8	REPAYMENT AND PREPAYMENT
9	CONDITIONS PRECEDENT
10	REPRESENTATIONS AND WARRANTIES
11	GENERAL UNDERTAKINGS
12	CORPORATE UNDERTAKINGS
13	INSURANCE
14	SHIP COVENANTS
15	SECURITY COVER
16	PAYMENTS AND CALCULATIONS
17	APPLICATION OF RECEIPTS
18	APPLICATION OF EARNINGS
19	EVENTS OF DEFAULT
20	FEES AND EXPENSES
21	INDEMNITIES
22	NO SET-OFF OR TAX DEDUCTION
23	ILLEGALITY, ETC
24	INCREASED COSTS
25	SET OFF
26	TRANSFERS AND CHANGES IN LENDING OFFICES
27	VARIATIONS AND WAIVERS
28	NOTICES
29	SUPPLEMENTAL
30	LAW AND JURISDICTION
SCHEDULE 1	LENDERS AND COMMITMENTS
SCHEDULE 2	SWAP BANKS
SCHEDULE 3	DRAWDOWN NOTICE
SCHEDULE 4	CONDITION PRECEDENT DOCUMENTS
SCHEDULE 5	TRANSFER CERTIFICATE
SCHEDULE 6	FORM OF COMPLIANCE CERTIFICATE
EXECUTION PAGES

THIS LOAN AGREEMENT is made on                               2009

BETWEEN:

(1)
PARAGON SHIPPING INC., being a corporation incorporated in The Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(3)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 2, as Swap Banks;

(4)	THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND, acting through its office at Head Office A3, Lower Baggot Street, Dublin 2, Ireland, as Arranger; and

(5)	THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND, acting through its office at Head Office A3, Lower Baggot Street, Dublin 2, Ireland, as Agent; and

(6)	THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND, acting through its office at Head Office A3, Lower Baggot Street, Dublin 2, Ireland, as Security Trustee.

WHEREAS

(A)	The Lenders have agreed to make available to the Borrower a term loan facility of up to US$30,000,000 for the purpose of refinancing the Existing Indebtedness secured against the Ship.

(B)
By a master agreement on the 1992 ISDA (Multicurrency-Crossborder) form and the Schedule thereto each dated 6 June 2008 and made between the Borrower and The Governor and Company of the Bank of Ireland as a Swap Bank, the Swap Bank agreed to enter into Designated Transactions with the Borrower from time to time to hedge the Borrower's exposure under this Agreement to interest rate fluctuations.

(C)	The Lenders have agreed with the Swap Banks that the Swap Banks will share in the security to be granted to the Security Trustee pursuant to this Agreement on a subordinated basis.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions. Subject to Clause 1.5, in this Agreement:

“Account Security Deed” means the deed or deeds creating security over the Operating Account, to be executed by the Corporate Guarantor in favour of the Security Trustee, in such form as the Lenders may approve or require;

“Affected Lender” has the meaning given in Clause 5.5;

“Agency and Trust Agreement”  means the agency and trust agreement executed or to be executed between the Borrower, the Lenders, the Swap Banks, the Arranger, the Agent and the Security Trustee, in such form as the Lenders may approve or require;

“Agent” means The Governor and Company of the Bank of Ireland acting through its office at Head Office A3, Lower Baggot Street, Dublin 2, Ireland or any successor of it appointed under clause 5 of the Agency and Trust Agreement;

“Applicable Accounts” means, as at the date of calculation or, as the case may be, in respect of an accounting period, the annual audited consolidated accounts and financial statements of the Group or the quarterly unaudited accounts and financial statements of the Group, in each case, which the Borrower is obliged to deliver to the Agent pursuant to Clause 11.5;

“Approved Manager” means Allseas Marine S.A., a company incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia, or any other company which the Agent may, with the authorisation of the Majority Lenders, approve from time to time as the commercial and technical manager of the Ship;

“Approved Manager’s Undertaking”  means a letter of undertaking executed by the Approved Manager in favour of the Security Trustee in the terms required by the Security Trustee, agreeing certain matters in relation to the Approved Manager and subordinating the rights of the Approved Manager against the Ship and the Corporate Guarantor to the rights of the Creditor Parties under the Finance Documents, in such form as the Lenders may approve or require;

“Approved Flag” means the flag of the Republic of The Marshall Islands or such other flag as the Agent may, in sole and absolute discretion, approve as the flag on which the Ship shall be registered;

“Approved Flag State” means the Republic of The Marshall Islands or any other country in which the Agent may in its sole and absolute discretion, approve that the Ship be registered;

“Arranger” means The Governor and Company of the Bank of Ireland, acting through its office at Head Office A3, Lower Baggot Street, Dublin 2, Ireland;

“Availability Period” means the period commencing on the date of this Agreement and ending on:

(a)	31 March 2009 (or such later date as the Agent may, with the authorisation of the Majority Lenders, agree with the Borrower); or

(b)	if earlier, the date on which the Total Commitments are fully cancelled or terminated;

“Available Commitment” means, in relation to a Lender and at any time, its Commitment less its Contribution at that time (and “Total Available Commitments” means the aggregate of the Available Commitments of all the Lenders);

“Borrower” means Paragon Shipping Inc., a company incorporated in The Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960;

“Business Day” means a day on which banks are open in London, Dublin, Athens and (in respect of a day on which a payment is required to be made under a Finance Document) also in New York City;

“Commitment”  means, in relation to a Lender, the amount set opposite its name in Schedule 1, or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and “Total Commitments” means the aggregate of the Commitments of all the Lenders);

“Confirmation” and “Early Termination Date”, in relation to any continuing Designated Transaction, have the meanings given in the relevant Master Agreement;

“Contractual Currency” has the meaning given in Clause 21.5;

“Contribution” means, in relation to a Lender, the part of the Loan which is owing to that Lender;

“Corporate Guarantee” means the guarantee to be given by the Corporate Guarantor in favour of the Security Trustee, in such form as the Lenders may approve or require;

“Corporate Guarantor”  means Fairplay Maritime Ltd., a company incorporated in The Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960;

“Creditor Party” means the Agent, the Security Trustee, the Arranger, any Lender or any Swap Bank, whether as at the date of this Agreement or at any later time;

“Designated Transaction” means a Transaction which fulfils the following requirements:

(a)	it is entered into by the Borrower pursuant to a Master Agreement with a Swap Bank which, at the time the Transaction is entered into, is also a Lender;

(b)
its purpose is the hedging of the Borrower's exposure under this Agreement to fluctuations in LIBOR arising from the funding of the Loan (or any part thereof) for a period expiring no later than the final Termination Date; and

(c)	it is designated by the Borrower, by delivery by the Borrower to the Agent of a notice of designation, as a Designated Transaction for the purposes of the Finance Documents;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means the date requested by the Borrower for the Loan to be advanced or (as the context requires) the date on which the Loan is actually advanced;

“Drawdown Notice” means a notice in the form set out in Schedule 3 (or in any other form which the Agent approves or reasonably requires);

“Earnings”  means all moneys whatsoever which are now, or later become, payable (actually or contingently) to the owner of the Ship or the Security Trustee and which arise out of the use or operation of the Ship, including (but not limited to):

(a)
all freight, hire and passage moneys, compensation payable to the owner of the Ship or the Security Trustee in the event of requisition of the Ship for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Ship;

(b)	all moneys which are at any time payable under Insurances in respect of loss of earnings; and

(c)
if and whenever the Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship;

“EBITDA” means, as at the date of calculation or, as the case may be, for any accounting period, the consolidated net income of the Group for that accounting period:

(a)	plus, to the extent deducted in computing consolidated net income of the Group for that accounting period, the sum, without duplication, of:

(i)	all federal, state, local and foreign taxes and tax distributions;

(ii)	Net Interest Expenses; and

(iii)
depreciation, depletion, amortisation of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses and the amortisation of debt discounts) and any extraordinary losses not incurred in the ordinary course of business;

(b)
minus, to the extent added in computing consolidated net income of the Group for that accounting period, any non-cash income or non-cash gains and any extraordinary gains not incurred in the ordinary course of business;

all determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for the Group in the Applicable Accounts;

“Environmental Claim” means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and “claim” means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

“Environmental Incident” means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or the Ship or the owner of the Ship and/or any operator or manager is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the owner of the Ship and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

“Environmental Law”  means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

“Environmentally Sensitive Material”  means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

“Event of Default” means any of the events or circumstances described in Clause 19.1;

“Existing Indebtedness” means all sums owing by the Borrower to the Lenders under the loan agreement dated 6 June 2008 and made between (i) the Borrower, (ii) the Lenders, (iii) the Swap Banks, (iv) the Agent, (v) the Arranger and (vi) the Security Trustee;

“Fair Market Value” means the market value of the Ship (and, where required, each Fleet Vessel) to be determined from time to time commencing with effect from 1 January 2010 in accordance with Clause 15.4;

“Finance Documents” means:

(a)	this Agreement;

(b)	the Agency and Trust Agreement;

(c)	the Corporate Guarantee;

(d)	the Mortgage;

(e)	the General Assignment;

(f)	the Account Security Deed;

(g)	the Approved Manager’s Undertaking;

(h)	the Master Agreement;

(i)	the Master Agreement Assignment; and

(j)
any other document (whether creating a Security Interest or not) which is executed at any time by the Borrower or the Corporate Guarantor or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders and/or the Swap Banks under this Agreement or any of the documents referred to in this definition;

“Financial Indebtedness” means, in relation to a person (the “debtor”), a liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)
under any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (e) if the references to the debtor referred to the other person;

“Financial Year” means, in relation to the Group, each period of 1 year commencing on 1 January in respect of which its consolidated accounts are or ought to be prepared;

“Fleet Vessels” means, together, all of the vessels (including, but not limited to, the Ships) from time to time owned by members of the Group;

“GAAP” means generally accepted accounting principles as from time to time in effect in the United States of America;

“General Assignment”  means a general assignment of the Earnings, the Insurances and any Requisition Compensation of the Ship to be executed by the Corporate Guarantor in favour of the Security Trustee, in such form as the Lenders may approve or require;

“Group” means the Borrower and its subsidiaries (whether direct or indirect) from time to time during the Security Period and “member of the Group” shall be construed accordingly;

“Insurances” means:

(a)
all policies and contracts of insurance, including entries of the Ship in any protection and indemnity or war risks association, which are effected in respect of the Ship, her Earnings or otherwise in relation to her; and

(b)	all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;

“Interest Period” means a period determined in accordance with Clause 6;

“ISM Code” means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) (as amended by MSC 104 (73)) and A.913(22) (superseding Resolution A.788(19)), as the same may be amended, supplemented or superseded from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code);

“ISPS Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organisation (as the same may be amended, supplemented or superseded from time to time);

“ISSC” means a valid and current International Ship Security Certificate issued under the ISPS Code;

“Lender” means, subject to Clause 26.6:

(a)
a bank or financial institution listed in Schedule 1 and acting through its branch indicated in Schedule 1 (or through another branch notified to the Borrower under Clause 26.14) unless it has delivered a Transfer Certificate or Certificates covering the entire amounts of its Commitment and its Contribution; and

(b)	the holder for the time being of a Transfer Certificate;

“Leverage Ratio” means, at any relevant time, the ratio (expressed as a percentage) of:

(a)	the Total Liabilities (including, without limitation, all amounts outstanding from time to time under this Agreement, the Master Agreement and the other Finance Documents); and

(b)	the Market Value Adjusted Total Assets (including, without limitation, the Ship);

“LIBOR” means, for an Interest Period:

(a)
the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on REUTERS BBA Page LIBOR 1 at or about 11.00 a.m. (London time) on the Quotation Date prior to the commencement of that Interest Period (and, for the purposes of this Agreement, “REUTERS BBA Page LIBOR 1” means the display designated as “REUTERS BBA Page LIBOR 1” on the Telerate Service or such other page as may replace REUTERS BBA Page LIBOR 1 on that service for the purpose of displaying rates comparable to that rate) or on such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying the British Bankers' Association Interest Settlement Rates for Dollars;  or

(b)
if no rate is quoted on REUTERS BBA Page LIBOR 1, the rate per annum determined by the Agent to be the arithmetic mean (rounded upwards, if necessary, to the nearest one-sixteenth of one per cent.) of the rates per annum determined by the Agent as the rate at which deposits in Dollars are offered to that the Agent by leading banks in the London Interbank Market at the Agent’s request at or about 11.00 a.m. (London time) on the Quotation Date for that Interest Period for a period equal to that Interest Period and for delivery on the first Business Day of it;

“Liquid Assets” means, at any relevant time hereunder, the aggregate of:

(a)
cash in hand or held with banks or other financial institutions of the Borrower and/or any other member of the Group (other than restricted cash) in Dollars or another currency freely convertible into Dollars;

(b)
the market value of transferable certificates of deposit in a freely convertible currency acceptable to the Lenders (being for the purposes of this Agreement, Dollars, Japanese Yen, Swiss Francs, Euros or Sterling) issued by a prime international bank; and

(c)
the market value of equity securities (if and to the extent that the Agent is satisfied that such equity securities are readily saleable for cash and that there is a ready market therefor) and investment grade debt securities which are publicly traded on a major stock exchange or investment market (valued at market value as at any applicable date of determination);

in each case owned by the Borrower or any other member of the Group where:

(i)	the market value of any asset specified in paragraph (b) and (c) shall be the bid price quoted for it on the relevant calculation date by the Agent; and

(ii)
the amount or value of any asset denominated in a currency other than Dollars shall be converted into Dollars using the Agent’s spot rate for the purchase of Dollars with that currency on the relevant calculation date;

“Loan” means the principal amount for the time being outstanding under this Agreement;

“Major Casualty”  means any casualty to the Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $350,000 or the equivalent in any other currency;

“Majority Lenders” means:

(a)	before the Loan has been advanced, Lenders whose Commitments total 66 2/3 per cent. of the Total Commitments; and

(b)	after the Loan has been advanced, Lenders whose Contributions total 66 2/3 per cent. of the Loan;

“Margin” means two per cent (2.00%) per annum;

“Market Value Adjusted Net Worth” means Paid-Up Capital plus General Reserves plus Retained Earnings adjusted to reflect the difference between the book values of the Fleet Vessels and the Market Values of all Fleet Vessels at any relevant time;

“Market Value Adjusted Total Assets”  means, at any time, Total Assets adjusted to reflect the difference between the book values of all Fleet Vessels and the aggregate Market Value of all Fleet Vessels and lease transactions relating to any Fleet Vessels;

“Master Agreement” means the master agreement (on the 1992 ISDA (Multicurrency - Crossborder) form) dated 6 June 2008 referred to in Recital (B) and each such other master agreement made between the Borrower and a Swap Bank and includes all Designated Transactions from time to time entered into and Confirmations from time to time exchanged under such master agreements (as the same may be amended, supplemented, novated or varied from time to time);

“Master Agreement Assignment” means, in the relation to each Master Agreement, the assignment of that Master Agreement in favour of the Security Trustee, in such form as the Lenders may approve or require;

“Mortgage”  means the first priority ship mortgage to be executed by the Corporate Guarantor in favour of the Security Trustee on the Ship under the Approved Flag (and deed of covenant collateral thereto if applicable), in such form as the Lenders may approve or require;

“Negotiation Period” has the meaning given in Clause 5.8;

“Net Interest Expenses” means, in respect of any relevant period, the aggregate of all interest, commitment and other fees, commissions, discounts and other costs, charges or expenses accruing due from all the members the Group during that accounting period less interest income received, determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for the Group in the Applicable Accounts;

“Notifying Lender” has the meaning given in Clause 23.1 or Clause 24.1 as the context requires;

“Operating Account” means an account in the name of the Corporate Guarantor with the Agent in Dublin designated “Fairplay Maritime Ltd. - Operating Account”, or any other account (with that or another office of the Agent or with a bank or financial institution other than the Agent) which is designated by the Agent as the Operating Account for the purposes of this Agreement;

“Paid-Up Capital”, “General Reserves” and “Retained Earnings” have the meanings ascribed to them in the Applicable Accounts;

“Payment Currency” has the meaning given in Clause 21.5;

“Permitted Security Interests” means:

(a)	Security Interests created by the Finance Documents;

(b)	liens for unpaid crew’s wages in accordance with usual maritime practice;

(c)	liens for salvage;

(d)	liens arising by operation of law for not more than 2 months’ prepaid hire under any charter in relation to the Ship not prohibited by this Agreement;

(e)
liens for master’s disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of the Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the owner of the Ship in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to Clause 14.13(g);

(f)
any Security Interest created in favour of a plaintiff or defendant in any action of the court or tribunal before whom such action is brought as security for costs and expenses where the Borrower or the Corporate Guarantor is prosecuting or defending such action in good faith by appropriate steps; and

(g)
Security Interests arising by operation of law in respect of taxes which are not overdue for payment other than taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

“Pertinent Jurisdiction”, in relation to a company, means:

(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company's central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)
a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f)
a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c) above;

“Potential Event of Default”  means an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

“Quotation Date” means, in relation to any Interest Period (or any other period for which an interest rate is to be determined under any provision of a Finance Document), the day on which quotations would ordinarily be given by leading banks in the London Interbank Market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Interest Period or other period;

“Relevant Person” has the meaning given in Clause 19.9;

“Repayment Date” means a date on which a repayment is required to be made under Clause 8;

“Requisition Compensation” includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”;

“Secured Liabilities”  means all liabilities which the Borrower, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or by virtue of the Finance Documents or any judgment relating to the Finance Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b)	the rights of the plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar step taken; and

(c)
any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

“Security Party”  means the Corporate Guarantor, the Approved Manager and any other person (except a Creditor Party) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within paragraph (i) of the definition of “Finance Documents”;

“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrower, the Security Parties and the Lenders that:

(a)	all amounts which have become due for payment by the Borrower or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)	neither the Borrower nor any Security Party has any future or contingent liability under Clause 20, 21 or 22 below or any other provision of this Agreement or another Finance Document; and

(d)
the Agent, the Security Trustee and the Majority Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

“Ship” means the bulk carrier “KIND SEAS” of 37,689 gross tons and 24,199 net tons registered in the ownership of the Corporate Guarantor under Marshall Islands flag with official number 2172;

“Swap Bank” means a bank or financial institution listed in Schedule 2 and acting through its branch indicated in Schedule 1;

“Swap Exposure”  means, as at any relevant date and in relation to a Swap Bank, the amount certified by a Swap Bank to the Agent to be the aggregate net amount in Dollars which would be payable by the Borrower to a Swap Bank under (and calculated in accordance with) section 6(e) (Payments on Early Termination) of the Master Agreement entered into by a Swap Bank with the Borrower if an Early Termination Date had occurred on the relevant date in relation to all continuing Designated Transactions entered into between the Borrower and a Swap Bank;

“Time Charter” means the time charter dated 8 May 2008 entered into between the Corporate Guarantor and the Time Charterer on such terms and conditions as may be acceptable to the Lenders and as the same may amended, supplemented or varied from time to time;

“Time Charterer” means Deiulemar Shipping S.P.A. of Via Martiri Dei Lager 78, Perugia, PG, Italy;

“Total Assets” means, as at the relevant date, the aggregate value of all current assets, fixed assets, and other assets and restricted cash of the Group (valued in accordance with GAAP), but excluding any assets held on trust;

“Total Equity”  means, as at the relevant date, the value of the stockholders’ equity of the Group determined on a consolidated basis in accordance with GAAP and as shown in the consolidated balance sheets for the Group in the Applicable Accounts;

“Total Liabilities” means, as at the date of calculation, the aggregate Financial Indebtedness of the Group;

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Ship;

(b)
any expropriation, confiscation, requisition or acquisition of the Ship, whether for full consideration, a consideration less than her proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority, excluding a requisition for hire for a fixed period not exceeding one year without any right to an extension;

(c)	any condemnation of the Ship by any tribunal or by any person or person claiming to be a tribunal;

(d)	any arrest, capture, seizure or detention of the Ship (including any hijacking or theft) unless she is within 30 days redelivered to the full control of the owner thereof;

“Total Loss Date” means:

(a)	in the case of an actual loss of the Ship, the date on which it occurred or, if that is unknown, the date when the Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of the Ship, the earliest of:

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the owner of the Ship, with the Ship's insurers in which the insurers agree to treat the Ship as a total loss; and

(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;

“Transaction” has the meaning given in each Master Agreement;

“Transfer Certificate” has the meaning given in Clause 26.2; and

“Trust Property” has the meaning given in clause 3.1 of the Agency and Trust Agreement.

1.2	Construction of certain terms. In this Agreement:

“approved” means, for the purposes of Clause 13, approved in writing by the Agent;

“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“company” includes any partnership, joint venture and unincorporated association;

“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“document” includes a deed; also a letter, fax or telex;

“excess risks”  means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

“law” includes any form of delegated legislation, any order or decree, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Clause 1.3;

“obligatory insurances” means all insurances effected, or which the Borrower is obliged to effect, under Clause 13 below or any other provision of this Agreement or another Finance Document;

“parent company” has the meaning given in Clause 1.4;

“person” includes any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks”  means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls)(1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

“regulation” includes any regulation, rule, official directive, request or guideline (either having the force of law or compliance with which is reasonable in the ordinary course of business of the party concerned) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

“subsidiary” has the meaning given in Clause 1.4;

“successor” includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person’s rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

“tax”  includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and

“war risks” includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

1.3
Meaning of “month”.  A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)
on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)
on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and “month” and “monthly” shall be construed accordingly.

1.4	Meaning of “subsidiary”. A company (S) is a subsidiary of another company (P) if:

(a)
a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b)	P has direct or indirect control over a majority of the voting rights attached to the issued shares of S; or

(c)	P has the direct or indirect power to appoint or remove a majority of the directors of S; or

(d)	P otherwise has the direct or indirect power to ensure that the affairs of S are conducted in accordance with the wishes of P;

and any company of which S is a subsidiary is a parent company of S.

1.5	General Interpretation.

(a)	In this Agreement:

(i)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(ii)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise; and

(iii)	words denoting the singular number shall include the plural and vice versa.

(b)	Clauses 1.1 to 1.4 and paragraph (a) of this Clause 1.5 apply unless the contrary intention appears.

(c)
References in Clause 1.1 to a document being in the form of a particular Appendix include references to that form with any modifications to that form which the Agent (with the authorisation of the Majority Lenders in the case of substantial modifications) approves or reasonably requires.

(d)	The clause headings shall not affect the interpretation of this Agreement.

2	FACILITY

2.1	Amount of facility. Subject to the other provisions of this Agreement, the Lenders shall make available to the Borrower a term loan facility in an aggregate amount not exceeding $30,000,000.

2.2
Lenders' participations in Loan.  Subject to the other provisions of this Agreement, each Lender shall participate in the Loan in the proportion which, as at the Drawdown Date, its Commitment bears to the Total Commitments.

2.3	Purpose of Loan. The Borrower undertakes with each Creditor Party to use the Loan only for the purpose stated in the preamble to this Agreement.

3	POSITION OF THE LENDERS AND THE SWAP BANKS

3.1
Interests of Lenders several.  The rights of the Lenders and of the Swap Banks under this Agreement and the Master Agreements are several; accordingly each Lender and each Swap Bank shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement or under a Master Agreement without joining the Agent, the Security Trustee, any other Lender or any other Swap Bank as additional parties in the proceedings.

3.2	Proceedings by individual Lender. However, without the prior consent of the Majority Lenders, no Lender and no Swap Bank may bring proceedings in respect of:

(a)	any other liability or obligation of the Borrower or a Security Party under or connected with a Finance Document; or

(b)	any misrepresentation or breach of warranty by the Borrower or a Security Party in or connected with a Finance Document.

3.3
Obligations of Lenders several.  The obligations of the Lenders and the Swap Banks under this Agreement and the Master Agreements are several; and a failure of a Lender to perform its obligations under this Agreement or the failure of a Swap Bank to perform its obligations under the Master Agreement to which it is a party shall not result in:

(a)	the obligations of the other Lenders or Swap Banks being increased; nor

(b)	the Borrower, any Security Party, any other Lender or any other Swap Bank being discharged (in whole or in part) from its obligations under any Finance Document,

and in no circumstances shall a Lender have any responsibility for a failure of another Lender or another Swap Bank to perform its obligations under this Agreement or a Master Agreement.

3.4	Parties bound by certain actions of Majority Lenders. Every Lender, every Swap Bank, the Borrower and each Security Party shall be bound by:

(a)	any determination made, or action taken, by the Majority Lenders under any provision of a Finance Document;

(b)	any instruction or authorisation given by the Majority Lenders to the Agent or the Security Trustee under or in connection with any Finance Document;

(c)	any action taken (or in good faith purportedly taken) by the Agent or the Security Trustee in accordance with such an instruction or authorisation.

3.5	Reliance on action of Agent. However, the Borrower and each Security Party:

(a)
shall be entitled to assume that the Majority Lenders have duly given any instruction or authorisation which, under any provision of a Finance Document, is required in relation to any action which the Agent has taken or is about to take; and

(b)	shall not be entitled to require any evidence that such an instruction or authorisation has been given.

3.6	Construction. In Clauses 3.4 and 3.5 references to action taken include (without limitation) the granting of any waiver or consent, an approval of any document and an agreement to any matter.

4	DRAWDOWN

4.1
Request for advance of Loan.  Subject to the following conditions, the Borrower may request that the Loan be advanced by ensuring that the Agent receives a completed Drawdown Notice not later than 11.00 a.m. (Dublin time) 3 Business Days prior to the intended Drawdown Date.

4.2	Availability. The conditions referred to in Clause 4.1 are that:

(a)	the Drawdown Date has to be a Business Day during the Availability Period;

(b)	the amount of the Loan shall not exceed the Total Available Commitments;

(c)	the amount of the Loan shall not exceed the lesser of (i) $30,000,000 and (ii) the Total Commitments; and

(d)	the Borrower has complied with the provisions of Clause 9.1 with respect to the advance of the Loan.

4.3	Notification to Lenders of receipt of the Drawdown Notice. The Agent shall promptly notify the Lenders that it has received the Drawdown Notice and shall inform each Lender of:

(a)	the amount of the Loan and the Drawdown Date;

(b)	the amount of that Lender's participation in the Loan; and

(c)	the duration of the first Interest Period.

4.4
Drawdown Notice irrevocable.  The Drawdown Notice must be signed by a director or other authorised person of the Borrower; and once served, the Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authority of the Majority Lenders.

4.5
Lenders to make available Contributions.  Subject to the provisions of this Agreement, each Lender shall, on and with value on the Drawdown Date, make available to the Agent for the account of the Borrower the amount due from that Lender on the Drawdown Date under Clause 2.2.

4.6
Disbursement of Loan.  Subject to the provisions of this Agreement, the Agent shall on the Drawdown Date pay to the Borrower the amounts which the Agent receives from the Lenders under Clause 4.5; and that payment to the Borrower shall be made:

(a)	to the account which the Borrower specifies in the Drawdown Notice; and

(b)	in the like funds as the Agent received the payments from the Lenders.

4.7
Disbursement of the Loan to third party.   The payment by the Agent under Clause 4.6 shall constitute the advance of the Loan and the Borrower shall thereupon become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender's Contribution in the Loan.

5	INTEREST

5.1	Payment of normal interest. Subject to the provisions of this Agreement, interest on the Loan in respect of each Interest Period shall be paid by the Borrower on the last day of that Interest Period.

5.2
Normal rate of interest.  Subject to the provisions of this Agreement, the rate of interest on the Loan in respect of an Interest Period shall be the aggregate of the Margin and LIBOR for that Interest Period.

5.3
Payment of accrued interest.  In the case of an Interest Period longer than 3 months, accrued interest shall be paid every 3 months during that Interest Period and on the last day of that Interest Period.

5.4	Notification of Interest Periods and rates of normal interest. The Agent shall notify the Borrower and each Lender of:

(a)	each rate of interest; and

(b)	the duration of each Interest Period;

as soon as reasonably practicable after each is determined.

5.5	Market disruption. The following provisions of this Clause 5 apply if:

(a)
at least one (1) Business Day before the start of an Interest Period, Lenders having Contributions together amounting to more than 40 per cent. of the Loan (or, if the Loan has not been advanced, Commitments amounting to more than 40 per cent. of the Total Commitments) notify the Agent that LIBOR fixed by the Agent would not accurately reflect the cost to those Lenders of funding their respective Contributions (or any part of them) during the Interest Period in the London Interbank Dollar Market at or about 11.00 a.m. (London time) on the second Business Day before the commencement of the Interest Period; or

(b)
at least one (1) Business Day before the start of an Interest Period, the Agent is notified by a Lender (the “Affected Lender”) that for any reason it is unable to obtain Dollars in the London Interbank Market in order to fund its Contribution (or any part of it) during the Interest Period.

5.6	Notification of market disruption. The Agent shall promptly notify the Borrower and each of the Lenders stating the circumstances falling within Clause 5.5 which have caused its notice to be given.

5.7	Suspension of drawdown. If the Agent's notice under Clause 5.6 is served before the Loan is advanced:

(a)	in a case falling within paragraph (a) of Clause 5.5, the Lenders' obligations to advance the Loan;

(b)	in a case falling within paragraph (b) of Clause 5.5, the Affected Lender's obligation to participate in the Loan;

shall be suspended while the circumstances referred to in the Agent's notice continue.

5.8
Negotiation of alternative rate of interest.  If the Agent’s notice under Clause 5.6 is served after the Loan is advanced, the Borrower, the Agent and the Lenders or (as the case may be) the Affected Lender shall use reasonable endeavours to agree, within the 30 days after the date on which the Agent serves its notice under Clause 5.6 (the “Negotiation Period”), an alternative interest rate or (as the case may be) an alternative basis for the Lenders or (as the case may be) the Affected Lender to fund or continue to fund their or its Contribution to the Loan during the Interest Period concerned.

5.9
Application of agreed alternative rate of interest.  Any alternative interest rate or an alternative basis which is agreed during the Negotiation Period shall take effect in accordance with the terms agreed.

5.10
Alternative rate of interest in absence of agreement.  If an alternative interest rate or alternative basis is not agreed within the Negotiation Period, and the relevant  circumstances are continuing at the end of the Negotiation Period, then the Agent shall, with the agreement of each Lender or (as the case may be) the Affected Lender, set an interest period and interest rate representing the cost of funding of the Lenders or (as the case may be) the Affected Lender in Dollars or in any available currency of their or its Contribution to the Loan plus the Margin; and the procedure provided for by this Clause 5.10 shall be repeated if the relevant circumstances are continuing at the end of the interest period so set by the Agent.

5.11
Notice of prepayment.  If the Borrower does not agree with an interest rate set by the Agent under Clause 5.10, the Borrower may give the Agent not less than fifteen (15) Business Days' notice of its intention to prepay the Loan at the end of the interest period set by the Agent.

5.12
Prepayment; termination of Commitments.  A notice under Clause 5.11 shall be irrevocable; the Agent shall promptly notify the Lenders or (as the case may require) the Affected Lender of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Total Commitments or (as the case may require) the Commitment of the Affected Lender so far as they relate to the Loan shall be cancelled; and

(b)
on the last Business Day of the interest period set by the Agent, the Borrower shall prepay (without premium or penalty) the Loan or, as the case may be, the Affected Lender's Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

5.13	Application of prepayment. The provisions of Clause 8 shall apply in relation to the prepayment.

6	INTEREST PERIODS

6.1	Commencement of Interest Periods. The first Interest Period shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

6.2	Duration of normal Interest Periods. Subject to Clauses 6.3, 6.4 and 6.5, each Interest Period shall be:

(a)
three (3) or six (6) months as notified by the Borrower to the Agent in the Drawdown Notice not later than 11:00 a.m. (Dublin time) three (3) Business Days before the commencement of that Interest Period; or

(b)	three (3) months, if the Borrower fails to notify the Agent in the Drawdown Notice by the time specified in paragraph (a); or

(c)	such other period as the Agent may, with the Majority Lenders' authority, agree with the Borrower.

6.3	Duration of Interest Periods for repayment instalments. In respect of an amount due to be repaid under Clause 8 on a particular Repayment Date, an Interest Period shall end on that Repayment Date.

6.4
Non-availability of matching deposits for Interest Period selected.  If, after the Borrower has selected and the Lenders have agreed to an Interest Period longer than three (3) months, any Lender notifies the Agent by 11.00 a.m. (Dublin time) on the second Business Day before the commencement of the Interest Period that it is not satisfied that deposits in Dollars for a period equal to the Interest Period will be available to it in the

London Interbank Market when the Interest Period commences, the Interest Period shall be of three (3) months.

6.5
No Interest Period to extend beyond final Repayment Date.  No Interest Period shall end after the final Repayment Date and any Interest Period which would otherwise extend beyond the final Repayment Date shall instead end on the final Repayment Date.

7	DEFAULT INTEREST

7.1
Payment of default interest on overdue amounts.  The Borrower shall pay interest in accordance with the following provisions of this Clause 7 on any amount payable by the Borrower under any Finance Document which the Agent, the Security Trustee or the other designated payee does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4, the date on which it became immediately due and payable.

7.2
Default rate of interest.  Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Agent to be two per cent. (2%) above:

(a)	in the case of an overdue amount of principal, the higher of the rates set out at paragraphs (a) and (b) of Clause 7.3; or

(b)	in the case of any other overdue amount, the rate set out at paragraph (b) of Clause 7.3.

7.3	Calculation of default rate of interest. The rates referred to in Clause 7.2 are:

(a)	the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period);

(b)	the Margin plus, in respect of successive periods of any duration (including at call) up to 3 months which the Agent may select from time to time:

(i)	LIBOR; or

(ii)
if the Agent determines that Dollar deposits for any such period are not being made available to a Lender or (as the case may be) Lenders by leading banks in the London Interbank Market in the ordinary course of business, a rate from time to time determined by the Agent by reference to the cost of funds to the Agent from such other sources as the Agent may from time to time determine.

7.4
Notification of interest periods and default rates.  The Agent shall promptly notify the Lenders and the Borrower of each interest rate determined by the Agent under Clause 7.3 and of each period selected by the Agent for the purposes of paragraph (b) of that Clause; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Agent's notification.

7.5
Payment of accrued default interest.  Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the period by reference to which it was determined; and the payment shall be made to the Agent for the account of the Creditor Party to which the overdue amount is due.

7.6	Compounding of default interest. Any such interest which is not paid at the end of the period by reference to which it was determined shall thereupon be compounded.

7.7
Application to Master Agreements.  For the avoidance of doubt, this Clause 7 does not apply to any amount payable under a Master Agreement in respect of any continuing Designated Transaction as to which section 2(e) (Default Interest; Other Amounts) of that Master Agreement shall apply.

8	REPAYMENT AND PREPAYMENT

8.1
Amount of Repayment Instalments.  The Loan shall be repaid by twenty nine (29) consecutive quarterly instalments, the first three (3) of which shall be in the amount of $1,500,000 each, the next twenty five (25) of which shall be in the amount of $1,000,000 each and the final instalment of which shall be in the amount of $500,000.

8.2
Repayment Dates. The first instalment shall be repaid on the date falling three (3) months after the Drawdown Date and the last instalment on the date falling eighty seven (87) months after the Drawdown Date.

8.3	Final Repayment Date. On the final Repayment Date all other sums then accrued or owning under any Finance Document shall additionally be paid by the Borrower.

8.4	Voluntary prepayment. Subject to the following conditions, the Borrower may prepay the whole or part of the Loan on the last day of an Interest Period.

8.5	Conditions for voluntary prepayment. The conditions referred to in Clause 8.4 are that:

(a)	a partial prepayment shall be in the minimum amount of Five hundred thousand Dollars ($500,000) or a multiple thereof;

(b)
the Agent has received from the Borrower at least fifteen (15) Business Days' prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made (such date shall be the last day of an Interest Period);

(c)
the Borrower has provided evidence satisfactory to the Agent that any consent required by the Borrower or any Security Party in connection with the prepayment has been obtained and remains in force, and that any requirement relevant to this Agreement which affects the Borrower or any Security Party has been complied with; and

(d)
where the prepayment arises as a result of the refinancing of the Loan or any part thereof by a bank or other financial institution (other than the Agent), the Borrower shall pay a prepayment fee of zero point three seven five per cent (0.375%) on the amount prepaid.

8.6
Effect of notice of prepayment.  A prepayment notice may not be withdrawn or amended without the consent of the Agent, given with the authority of the Majority Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrower on the date for prepayment specified in the prepayment notice.

8.7
Notification of notice of prepayment.  The Agent shall notify the Lenders promptly upon receiving a prepayment notice, and shall provide any Lender which so requests with a copy of any document delivered by the Borrower under Clause 8.5(c).

8.8	Mandatory prepayment. The Borrower shall be obliged to prepay the whole of the Loan and the Total Commitments shall terminate:

(a)	if the Ship is sold or becomes a Total Loss:

(i)	in the case of a sale, on or before the date on which the sale is completed by delivery of the Ship to the buyer; or

(ii)
in the case of a Total Loss, on the earlier of the date falling ninety (90) days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss; or

(b)
if it appears to the Majority Lenders (acting reasonably) that, without their prior written consent a change has occurred or probably has occurred after the date of this Agreement in the legal and beneficial ownership of any of the shares in the Corporate Guarantor as a result of which the Borrower is no longer the legal and beneficial owner of one hundred per cent. (100%) of the shares in the Corporate Guarantor.

8.9
Amounts payable on prepayment.  A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 below or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period, together with any sums payable under Clause 21.1(b) but without premium or penalty.

8.10	Reborrowing permitted. Subject to the terms of this Agreement, any amount prepaid or repaid may be reborrowed.

8.11
Unwinding of Designated Transactions.  On or prior to any repayment or prepayment of the Loan under this Clause 8 or any other provision of this Agreement, the Borrower shall wholly or partially reverse, offset, unwind or otherwise terminate one or more of the continuing Designated Transactions so that the notional principal amount of the continuing Designated Transactions thereafter remaining does not and will not in the future (taking into account the scheduled amortisation) exceed the amount of the Loan.

8.12	Voluntary Cancellation of Commitments. Subject to the following conditions, the Borrower may cancel the whole or any part of the Total Commitments.

8.13	Conditions for cancellation of Commitments. Those conditions are:

(a)	that a partial cancellation shall be $1,000,000 or a multiple of $1,000,000; and

(b)
that the Agent has received from the Borrower at least fifteen (15) Business Days’ prior written notice specifying the amount of the Total Commitments to be cancelled and the date on which the cancellation is to take effect.

8.14
Effect of notice of cancellation.  The service of a cancellation notice shall cause the amount of the Total Commitments specified in the notice to be permanently cancelled and any partial cancellation shall be applied against the Commitments of each Lender pro rata.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default. Each Lender's obligation to contribute to the Loan is subject to the following conditions precedent:

(a)
that, on or before the date of signing of this Agreement and service of the Drawdown Notice, the Agent receives the documents described in Schedule 4 in form and substance satisfactory to the Agent and its lawyers;

(b)	that, on or before the service of the Drawdown Notice, the Agent receives the fees payable pursuant to Clause 20.1 and has received payment of the expenses referred to in Clause 20.2;

(c)	that both at the date of the Drawdown Notice and at the Drawdown Date:

(i)	no Event of Default or Potential Event of Default has occurred and is continuing or would result from the borrowing of the Loan;

(ii)
the representations and warranties in Clause 10 and those of the Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii)	none of the circumstances contemplated by Clause 5.7 has occurred and is continuing;

(d)
that, if the ratio set out in Clause 15.1 were applied immediately following the advance of the Loan, the Borrower would not be obliged to provide additional security or prepay part of the Loan under that Clause; and

(e)
that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Majority Lenders, request by notice to the Borrower prior to the Drawdown Date.

9.2
Waiver of conditions precedent.  If the Majority Lenders, at their discretion, permit the Loan to be borrowed before certain of the conditions referred to in Clause 9.1 are satisfied, the Borrower shall ensure that those conditions are satisfied within five (5) Business days after the Drawdown Date (or such longer period as the Agent may, with the authority of the Majority Lenders, specify).

10	REPRESENTATIONS AND WARRANTIES

10.1	General. The Borrower represents and warrants to each Creditor Party as follows.

10.2	Status. The Borrower is duly incorporated and validly existing and in good standing under the laws of the Republic of The Marshall Islands.

10.3
Share capital and ownership.  The Borrower has an authorised share capital of 150,000,000 registered shares of stock, consisting of 120,000,000 shares of Class A common stock with a par value of $0.001 each, 5,000,000 shares of Class B common stock with a par value of $0.001 each and 25,000,000 preferred shares with a par value of $0.001; as at the date hereof, the Borrower’s total capital stock issued and outstanding is 27,138,515 Class A common shares with a par value of $0.001 each.

10.4	Corporate power. The Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute the Finance Documents to which it is a party; and

(b)
to borrow under this Agreement, to enter into Designated Transactions under the Master Agreements and to make all the payments contemplated by, and to comply with, the Finance Documents to which the Borrower is a Party.

10.5	Consents in force. All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6
Legal validity; effective Security Interests.  The Finance Documents to which the Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute the Borrower's legal, valid and binding obligations enforceable against the Borrower in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate,

subject to any relevant insolvency laws affecting creditors' rights generally.

10.7	No third party Security Interests. Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document:

(a)	the Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8
No conflicts.  The execution by the Borrower of each Finance Document to which it is a party, and the borrowing by the Borrower of the Loan, and its compliance with each Finance Document to which it is a party will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Borrower; or

(c)	any contractual or other obligation or restriction which is binding on the Borrower or any of its assets.

10.9
No withholding taxes.  All payments which the Borrower is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default. No Event of Default or Potential Event of Default has occurred and is continuing.

10.11
Information.  All information which has been provided in writing by or on behalf of the Borrower or any Security Party to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.7; and there has been no material adverse change in the financial position or state of affairs of the Borrower from that disclosed in the latest of those accounts.

10.12
No litigation.  No legal or administrative action involving the Borrower or the Corporate Guarantor (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or, to the Borrower’s knowledge, is likely to be commenced or taken.

10.13	Compliance with certain undertakings. At the date of this Agreement, the Borrower is in compliance with Clauses 11.2, 11.8 and 11.11.

10.14	Taxes paid. The Borrower has paid all taxes applicable to, or imposed on or in relation to it and its business.

10.15	Validity and completeness of Time Charter. The Time Charter constitutes valid, binding and enforceable obligations of the Corporate Guarantor in accordance with its terms and:

(a)	the copy of the Time Charter delivered to the Lender before the date of this Agreement is a true and complete copy;

(b)	no amendments or additions to the Time Charter have been agreed; and

(c)	neither the Time Charterer nor the Corporate Guarantor are in breach of their obligations under the terms of the Time Charter.

10.16	ISM Code and ISPS Code compliance. All requirements of the ISM Code and the ISPS Code as they relate to the Corporate Guarantor, the Approved Manager and the Ship have been complied with.

10.17
No Money Laundering.  Without prejudice to the generality of Clause 2.3, in relation to the borrowing by the Borrower of the Loan, the performance and discharge of its obligations and liabilities under the Finance Documents, and the transactions and other arrangements effected or contemplated by the Finance Documents to which the Borrower is a party, the Borrower confirms that (i) it is acting for its own account, (ii) that it will use the proceeds of the Loan for its own benefit, under its full responsibility and exclusively for the purposes specified in this Agreement and (iii) that the foregoing will not involve or lead to contravention of any law, official requirements or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities).

11	GENERAL UNDERTAKINGS

11.1
General.  The Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

11.2	Title; negative pledge, pari passu. The Borrower will:

(a)
own the entire legal and beneficial interest in the Corporate Guarantor, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents (and except for Permitted Security Interests);

(b)
procure that the Corporate Guarantor will not (without the prior consent of the Lenders which shall not be unreasonably withheld) create or permit to arise any Security Interest (except for Permitted Security Interests) over any asset, present or future (including, but not limited to, the Borrower’s rights against a Swap Bank under a Master Agreement or all or any of the Borrower’s interest in any amount payable to the Borrower by a Swap Bank under a Master Agreement); and

(c)
procure that its liabilities under the Finance Documents to which it is a party to and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3
No disposal of assets.  The Borrower shall procure that the Corporate Guarantor will not (without the prior written consent of the Lenders which shall not be unreasonably withheld) transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation.

11.4
Information provided to be accurate.  All financial and other information which is provided in writing by or on behalf of the Borrower under or in connection with any Finance Document and the Time Charter will be true and not misleading and will not omit any material fact or consideration.

11.5	Provision of financial statements. The Borrower will send to the Agent:

(a)
as soon as possible, but in no event later than one hundred and eighty (180) days after the end of each Financial Year (commencing with the Financial Year ended 31 December 2008), the annual audited consolidated financial statements of the Group for that Financial Year;

(b)
as soon as possible, but in no event later than sixty (60) days after the end of each three month period during each Financial Year (commencing with the three month period ended 30 March 2009), the quarterly unaudited consolidated financial statements of the Group for that three month period; and

(c)
promptly after each request by the Agent, such further information about the financial condition, commitments and operations of the Borrower and the Corporate Guarantor as the Agent may reasonably require.

11.6	Form of financial statements. All financial statements (audited and unaudited) delivered under Clause 11.5 will:

(a)	be prepared in accordance with all applicable laws and GAAP consistently applied;

(b)	give a true and fair view of the state of affairs of the Group at the date of those accounts and of the profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Group.

11.7	Consents. The Borrower will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a)	for the Borrower to perform its obligations under any Finance Document to which it is party;

(b)	for the validity or enforceability of or any Finance Document to which it is party;

(c)	for the Corporate Guarantor to continue to own and operate the Ship and to continue to make the Ship available to the Time Charter under the Time Charter,

and the Borrower will comply (or ensure compliance) with the terms of all such consents.

11.8	Maintenance of Security Interests. The Borrower will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.9
Notification of litigation.  The Borrower will provide the Agent with details of any legal or administrative action involving the Borrower, any Security Party, the Approved Manager or the Ship, its Earnings or its Insurances as soon as such action is instituted or it becomes apparent to the Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

11.10	No amendment to Master Agreements. The Borrower will not agree to any amendment or supplement to, or waive or fail to enforce, any Master Agreement or any of its provisions, or enter into any Transaction pursuant to any Master Agreement except Designated Transactions.

11.11
No amendment to Time Charter.  The Borrower will procure that the Corporate Guarantor will not (without the prior consent of the Lenders which shall not to be unreasonably withheld) agree to any material amendment or supplement to, or waive or fail to enforce in any material way, the Time Charter or any of its material provisions after a copy duly executed by both parties thereto has been submitted to the Lenders.  Provided always that amendments to the daily charter rate shall be permitted so long as the rate remains sufficient to meet all financial obligations under this Agreement (including but not limited to all instalments of principal due under Clause 8 and all payment of interest due under Clauses 5 and 7).

11.12
Principal place of business.  The Borrower will maintain its place of business, and keep its corporate documents and records, at the address stated at the commencement of this Agreement; and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in the United Kingdom.

11.13
Confirmation of no default.  The Borrower will, within two (2) Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by two (2) directors of the Borrower and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or

(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

11.14	Notification of default. The Borrower will notify the Agent as soon as the Borrower becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will thereafter keep the Agent fully up-to-date with all developments.

11.15	Provision of further information. The Borrower will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating:

(a)	to the Borrower, the Ship, its Insurances or its Earnings; or

(b)	to any other matter relevant to, or to any provision of, a Finance Document or the Time Charter,

which may be requested by the Agent, the Security Trustee, any Lender or any Swap Bank at any time.

11.16
Provision of copies and translation of documents.  The Borrower will supply the Agent with a sufficient number of copies of the documents referred to above to provide 1 copy for each Creditor Party; and if the Agent so requires in respect of any of those documents, the Borrower will provide a certified English translation prepared by a translator approved by the Agent.

12	CORPORATE UNDERTAKINGS

12.1
General.  The Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

12.2	Maintenance of status. The Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Republic of The Marshall Islands.

12.3	Negative undertakings. The Borrower will not:

(a)
carry on any business other than the ownership of the Borrower and other companies which own or are to acquire bulk carriers, and the incurrence of Financial Indebtedness and other obligations and activities incidental to the foregoing; or

(b)
make any form of distribution or effect any form of redemption, purchase or return of share capital (other than payment of a dividend or a redemption of shares in accordance with Clause 12.4 below); or

(c)
without the prior written consent of the Agent (acting on the instructions of the Majority Lenders), provide any form of credit or financial assistance or issue any guarantee to any person, or enter into any transaction with or involving such a person, except credit or financial assistance or guarantees provided to companies within the same beneficial or ultimate beneficial ownership as the Borrower on an arm’s length basis in the normal course of business and fully subordinated to the interests of the Creditor Parties under the Finance Documents; or

(d)
without the prior written consent of the Agent (acting on the instructions of the Majority Lenders), open or maintain any account (other than any accounts already in existence at the date of this Agreement) with any bank or financial institution except accounts with the Agent for the purposes of the Finance Documents and accounts notified to the Agent prior to the date of this Agreement; or

(e)
without the prior written consent of the Lenders, acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative (other than a Designated Transaction); or

(f)	enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation.

12.4	Dividends and Redemption of shares. For the avoidance of doubt, the Borrower may pay dividends and/or redeem shares during the Security Period provided that:-

(a)	no Event of Default or Potential Event of Default has occurred or would occur as a result of any such dividend payment and/or redemption; and

(b)
such dividend payments or redemption of shares will be up to the lesser of (i) zero point one two five Dollars ($0.125) on a quarter basis or zero point five zero Dollars ($0.50) on an annual basis and (ii) thirteen million five hundred thousand Dollars ($13,500,000) in aggregate, on condition that an amount equal to at least six (6) months debt service (in the approximate sum of thirty five million Dollars ($35,000,000)) in freely available cash remains with the Borrower after any such dividend payment or redemption of shares.

12.5	Minimum balance. The Borrower further undertakes to procure that, at all times during the Security Period, the Corporate Guarantor maintains on the Operating Account the sum of at least $750,000 in freely available cash, which amount is not subject to any Security Interest (other than in favour of the Lenders).

12.6	Ownership. The Borrower shall procure that there shall be no change in the legal or beneficial ownership of the shares in the Corporate Guarantor throughout the Security Period.

12.7	Financial Covenants. The Borrower shall ensure that at all times:

(a)	the ratio of Total Liabilities to EBITDA shall not exceed 5:1;

(b)	the Market Value Adjusted Net Worth of the Group shall not be less than $50,000,000;

(c)
there is available to the Borrower and all the other members of the Group an amount of not less than $750,000 per Fleet Vessel and that, in relation to the Ship, such amount is standing to the credit of the Operating Account as minimum liquidity; and

(d)	the Leverage Ratio shall not exceed 0.7:1.

12.8	Compliance Check. Compliance with the undertakings contained in Clause 12.7 shall be determined in each Financial Year:

(a)
at the time the Agent receives the audited consolidated accounts of the Group and the unaudited consolidated accounts of the Group (pursuant to Clauses 11.5(a) and 11.6(b) respectively), by reference to the unaudited consolidated accounts in the case of the first three financial quarters in each Financial Year and for the fourth financial quarter in each Financial Year, initially by reference to the unaudited consolidated accounts for the relevant fourth quarter and, once available, by reference to the audited consolidated accounts for that Financial Year of the Group;

(b)	at any other time as the Agent may reasonably request by reference to such evidence as the Lenders may require to determine and calculate the financial covenants referred to in Clause 12.7; and

(c)	in relation to Clause 12.7(b) and (d) as from the Financial Year 2010, on a quarterly basis.

At the same time as it delivers the consolidated accounts referred to in this Clause 12.8, the Borrower shall deliver to the Agent a Compliance Certificate demonstrating its compliance (or not, as the case may be) with the provisions of Clause 12.7 signed by the chief financial officer of the Borrower.

12.9
Change in accounting expressions and policies.  If, by reason of change in format or GAAP or other relevant accounting policies, the expressions appearing in any accounts and financial statements referred to in Clause 11.5 alter from those in the accounts and financial statements for the Borrower for the year ended 31 December 2008, the relevant definitions contained in Clause 1.1 and the provisions of Clause 12.7 shall be deemed modified in such manner as the Agent, acting with the authorisation of the Majority Lenders, shall require to take account of such different expressions but otherwise to maintain in all respects the substance of those provisions.

13	INSURANCE

13.1
General.  The Borrower undertakes with each Creditor Party to procure that the Corporate Guarantor will comply with the following provisions of this Clause 13 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

13.2	Maintenance of obligatory insurances. The Corporate Guarantor shall keep the Ship insured at the expense of the Corporate Guarantor against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including war protection and indemnity liabilities); and

(c)	protection and indemnity risks (including cover for oil pollution liability risks); and

(d)
any other risks against which the Majority Lenders consider, having regard to practices and other circumstances prevailing at the relevant time, it would in the opinion of the Majority Lenders be reasonable and practicable for the Corporate Guarantor to insure and which are specified by the Security Trustee by notice to the Corporate Guarantor.

13.3	Terms of obligatory insurances. The Corporate Guarantor shall effect such insurances:

(a)	in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of (i) 120% of the aggregate of the amount of the Loan and the Swap Exposure and (ii) the Fair Market Value of the Ship;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market (currently $1,000,000,000);

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	on approved terms; and

(f)
through approved brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

13.4	Further protections for the Creditor Parties. In addition to the terms set out in Clause 13.3, the Corporate Guarantor shall procure that the obligatory insurances shall:

(a)
whenever the Security Trustee so requires, name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee, but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee; and

(e)	provide that the Security Trustee may make proof of loss if the Corporate Guarantor fails to do so.

13.5	Renewal of obligatory insurances. The Corporate Guarantor shall:

(a)	at least twenty one (21) days before the expiry of any obligatory insurance:

(i)
notify the Security Trustee of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Corporate Guarantor proposes to renew that insurance and of the proposed terms of renewal; and

(ii)	in case of any substantial change in insurance cover, obtain the Majority Lenders' approval to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance, renew the insurance; and

(c)
procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6
Copies of policies; letters of undertaking.  The Corporate Guarantor shall ensure that all approved brokers provide the Security Trustee with copies of all policies relating to the obligatory insurances which they effect or renew and of a letter or letters or undertaking in a form required by the Majority Lenders and including undertakings by the approved brokers that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)	they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances;

(d)
they will notify the Security Trustee, not less than fourteen (14) days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Corporate Guarantor or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by the Corporate Guarantor under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

13.7	Copies of certificates of entry. The Corporate Guarantor shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

(a)	a certified copy of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Majority Lenders; and

(c)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Ship.

13.8
Deposit of original policies.  The Corporate Guarantor shall ensure that all policies relating to obligatory insurances are deposited with the approved brokers through which the insurances are effected or renewed.

13.9
Payment of premiums.  The Corporate Guarantor shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce all relevant receipts when so required by the Security Trustee.

13.10	Guarantees. The Corporate Guarantor shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Restrictions on employment. The Corporate Guarantor shall not employ the Ship owned by it, nor permit her to be employed, outside the cover provided by any obligatory insurances.

13.12
Compliance with terms of insurances.  The Corporate Guarantor shall not do or omit to do (or permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Corporate Guarantor shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 13.7(c) above) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)
the Corporate Guarantor shall not make any changes relating to the classification or classification society or manager or operator of the Ship approved by the underwriters of the obligatory insurances;

(c)
the Corporate Guarantor shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Corporate Guarantor shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.13
Alteration to terms of insurances.  The Corporate Guarantor shall neither make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance without the prior written consent of the Security Trustee.

13.14
Settlement of claims.  The Corporate Guarantor shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

13.15
Provision of copies of communications.  The Corporate Guarantor shall provide the Security Trustee, at the time of each such communication, copies of all material written communications between the Corporate Guarantor and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters, all such communications between the parties referred to in this Clause 13.15 relating directly or indirectly to:

(i)	the Corporate Guarantor's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)
any credit arrangements made between the Corporate Guarantor and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

13.16
Provision of information.  In addition, the Corporate Guarantor shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13.17 below or dealing with or considering any matters relating to any such insurances,

and the Corporate Guarantor shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

13.17
Mortgagees’ interest, additional perils.  The Lenders shall be entitled from time to time to effect, maintain and renew a mortgagee’s interest additional perils insurance and a mortgagees’ interest marine insurance in an amount equal to 110% of the aggregate of the Loan and the Swap Exposure and otherwise on such terms, through such insurers and generally in such manner as the Lenders may from time to time consider appropriate and the Corporate Guarantor shall upon demand fully indemnify the Lenders in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.18
Review of insurance requirements.  The Majority Lenders shall be entitled to review the requirements of this Clause 13 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the reasonable opinion of the Majority Lenders, significant and capable of affecting the Corporate Guarantor or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Corporate Guarantor may be subject), and may appoint insurance consultants in relation to this review at the cost of the Corporate Guarantor.

13.19
Modification of insurance requirements.  The Security Trustee shall notify the Corporate Guarantor of any proposed modification under Clause 13.18 to the requirements of this Clause 13 which the Majority Lenders reasonably consider appropriate in the circumstances, and such modification shall take effect within thirty (30) days from the date it is notified in writing to the Corporate Guarantor as an amendment to this Clause 13 and shall bind the Corporate Guarantor accordingly.

13.20
Compliance with instructions.  The Security Trustee shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require the Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Security Trustee until the Corporate Guarantor implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.19.

14	SHIP COVENANTS

14.1
General.  The Corporate Guarantor also undertakes with each Creditor Party to procure that the Corporate Guarantor will comply with the following provisions of this Clause 14 at all times during the Security Period except as the Agent, with the authority of the Majority Lenders, may otherwise permit.

14.2
Ship's name and registration.  The Corporate Guarantor shall keep the Ship registered in its name under the Approved Flag; shall not do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name or port of registry of the Ship without the prior written consent of the Agent (acting on the authority of the Majority Lenders).

14.3	Repair and classification. The Corporate Guarantor shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)
so as to maintain the Ship with the highest classification available for vessels of the same age, type and specification as the Ship with Lloyd’s Register of Shipping (or such other first class classification society as may be approved by the Security Trustee), free of outstanding recommendations and conditions affecting the Ship’s class; and

(c)
so as to comply with all laws and regulations applicable to vessels registered at ports in the Approved Flag State or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code.

14.4
Modification.  The Corporate Guarantor shall not make any modification or repairs to, or replacement of, the Ship or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

14.5
Removal of parts.  The Corporate Guarantor shall not remove any material part of the Ship, or any material item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Lenders and becomes on installation on the Ship the property of the Corporate Guarantor and subject to the security constituted by the relevant Mortgage Provided that the Corporate Guarantor may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.  This Clause 14.5 shall not apply to any part or item which has been temporarily removed for the purpose of repairs, maintenance, reconditioning or modification.

14.6
Surveys.  The Corporate Guarantor shall submit the Ship regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee with copies of all survey reports.

14.7
Inspection.  The Corporate Guarantor shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections.  Provided that the Ship is found to be in satisfactory condition, the cost of such inspections shall be borne by the Corporate Guarantor not more than once per year.

14.8	Prevention of and release from arrest. The Corporate Guarantor shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, the Earnings or the Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, the Earnings or the Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, the Earnings or the Insurances,

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Corporate Guarantor shall procure her release by providing bail or otherwise as the circumstances may require.

14.9	Compliance with laws etc. The Corporate Guarantor shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship owned by it, its ownership, operation and management or to the business of the Corporate Guarantor (including, without limitation, the obtaining of all relevant certificates of financial responsibility and any other matters required for entering United States territorial waters or calling at any United States Port);

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the prior written consent of the Majority Lenders has been given and the Corporate Guarantor has (at its expense) effected any special, additional or modified insurance cover which the Majority Lenders may require,

14.10	Provision of information. The Corporate Guarantor shall promptly provide the Security Trustee with any information which the Majority Lenders request regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance, the Approved Manager’s compliance or the compliance of the Ship with the ISM Code and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code and ISPS Code documentation.

14.11	Notification of certain events. The Corporate Guarantor shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Corporate Guarantor or in connection with the Ship or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Corporate Guarantor, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Corporate Guarantor shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Corporate Guarantor’s, the Approved Manager’s or any other person's response to any of those events or matters.

14.12	Restrictions on chartering, appointment of managers, etc. The Corporate Guarantor shall not without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld):

(a)	let the Ship on demise charter for any period;

(b)
except pursuant to the Time Charter, enter into any time or consecutive voyage charter in respect of the Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, thirteen (13) months;

(c)	enter into any charter in relation to the Ship under which more than 2 months' hire (or the equivalent) is payable in advance;

(d)	charter the Ship otherwise than on bona fide arm's length terms at the time when the Ship is fixed;

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship; or

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed Three hundred and fifty thousand United States Dollars ($350,000) (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise.

14.13
Notice of Mortgage.  The Corporate Guarantor shall keep the Mortgage registered against the Ship as a valid first priority mortgage, carry on board the Ship a certified copy of the relevant Mortgage and place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice stating that the Ship is mortgaged by the Corporate Guarantor to the Lenders.

14.14	Sharing of Earnings. The Corporate Guarantor shall not enter into any agreement or arrangement for the sharing of any Earnings.

14.15	ISPS Code. The Corporate Guarantor shall comply with the ISPS Code and in particular, without limitation, shall:

(a)	procure that the Ship and the company responsible for such Ship’s compliance with the ISPS Code, comply with the ISPS Code; and

(b)	maintain for the Ship an ISSC; and

(c)	notify the Lender immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

14.16
Charter Assignment.  Without prejudice to the provisions of Clause 14.12, if the Corporate Guarantor enters into any charter other than the Time Charter (such other charter to be in a form and substance, and with a charterer acceptable to the Agent, with the authorisation of the Majority Lenders) in respect of the Ship which is of twelve (12) months or more in duration, or is capable of exceeding twelve (12) months in duration, the Borrower shall procure that the Corporate Guarantor shall, at the request of the Agent, execute in favour of the Security Trustee an assignment and notice of assignment (to be acknowledged by the relevant charterer) of such charter in such form and on such terms as the Agent may require, and shall deliver to the Agent such other documents equivalent to those referred to at paragraphs 3, 4 and 5 of Schedule 4 hereof as the Agent may require.

14.17
No freight derivatives. Neither the Borrower nor the Corporate Guarantor shall enter into or agree to enter into (without the consent of the Majority Lenders, which consent shall not be unreasonably withheld) any freight derivatives or any other instruments which have the effect of hedging forward exposure to freight derivatives.

14.18
Expiry of Time Charter. The Borrower undertakes to procure that, should the Time Charter not be extended prior to expiry of the same, it will ensure that a replacement time charter of the Ship for a minimum period of two (2) years (and otherwise in a form and substance and with charterers acceptable to the Lenders in their sole discretion) shall be executed not later than three (3) months prior to the expiry of the Time Charter.

15	SECURITY COVER

15.1	Provision of additional security cover; prepayment of Loan. The Borrower undertakes with each Creditor Party that if the Agent notifies the Borrower that:

(a)	the Fair Market Value (determined as provided below) of the Ship; plus

(b)	the net realisable value of any additional security previously provided under this Clause 15;

is below (i) one hundred per cent (100%) at any time during 2010 and (ii) one hundred and ten per cent (110%) at any time thereafter of the aggregate amount of the Loan and the Swap Exposure, the Borrower will, within 1 month after the date on which the Agent's notice is served, either:

(i)
provide, or ensure that a third party provides, additional security which, in the opinion of the Majority Lenders, has a net realisable value at least equal to the shortfall and which consists of either (a) cash pledged to the Security Trustee or (b) a Security Interest (including, but not limited to, a first priority mortgage over another vessel), covering such asset or assets and documented in such terms as the Agent may, with authorisation from the Majority Lenders, approve or require; or

(ii)	prepay in accordance with Clause 8 such part (at least) of the Loan as will eliminate the shortfall.

15.2
Meaning of additional security.  In Clause 15.1 “security” means a Security Interest over an asset or assets (whether securing the Borrower’s liabilities under the Finance Documents or a guarantee in respect of those liabilities), or a guarantee, letter of credit or other security in respect of the Borrower’s liabilities under the Finance Documents.

15.3
Requirement for additional documents.  The Borrower shall not be deemed to have complied with Clause 15.1 (i) above until the Agent has received in connection with the additional security certified copies of documents of the kinds referred to in paragraphs 3, 4 and 5 of Schedule 4 below and such legal opinions in terms acceptable to the Majority Lenders from such lawyers as they may select.

15.4	Valuation of Ship. Subject to the following provisions of this Clause 15.4, the Fair Market Value of the Ship shall be determined:

(a)	in Dollars, as at the date of (or no earlier than 10 days prior to) such valuation;

(b)
by taking the average of two written valuations prepared by any two of the following independent sale and purchase shipbrokers which the Agent, after consultation with the Borrower, has approved or appointed for the purpose: Arrow Shipping (UK) Ltd., Barry Rogliano Salles, Bassoe Offshore Consultants Ltd., Clarksons PLC, Fearnleys AS, Maersk Broker (UK) Ltd., R S Platou Shipbrokers AS, SSY Consultancy & Research Ltd., Galbraiths Ltd. and EA Gibson Shipbrokers Ltd.;

(c)	with or without physical inspection of the Ship (as the Agent may require);

(d)
on the basis of a sale for prompt delivery for cash on normal arm's length commercial form as between a willing seller and a willing buyer, free of any existing charter or other contract of employment;

(e)	after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.

15.5
Value of additional vessel security.  The net realisable value of any additional security which is provided under Clause 15.2 and which consists of a Security Interest over a vessel shall be that shown by way of a valuation complying with the requirements of Clause 15.4.

15.6
Valuations binding.  Any valuation under Clause 15.1(i), 15.4 or 15.5 shall be binding and conclusive as regards the Borrower, as shall be any valuation which the Majority Lenders make of a security which does not consist of or include a Security Interest.

15.7
Provision of information.  The Borrower shall (and shall procure that the Corporate Guarantor shall) promptly provide the Agent and any shipbroker or expert acting under Clause 15.4 or 15.5 with any information which the Agent or the shipbroker or expert may request for the purposes of the valuation; and, if the Borrower (or the Corporate Guarantor) fails to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Majority Lenders (or the expert appointed by them) consider prudent.

15.8
Payment of valuation expenses.  Without prejudice to the generality of the Borrower’s obligations under Clauses 20.2, 20.3 and 21.3, the Borrower shall, on demand, pay the Agent the amount of the fees and expenses of any shipbrokers or experts instructed by the Agent under this Clause and all legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause.

15.9
Frequency of valuations.  The Agent shall be entitled to obtain a valuation of the Ship at any time during the Security Period, provided that the costs and expenses of such shall only be borne by the Borrower four (4) times per year (unless an Event of Default has occurred).

16	PAYMENTS AND CALCULATIONS

16.1
Currency and method of payments.  All payments to be made by the Lenders or by the Borrower under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(i)	by not later than 11.00 a.m. (New York City time) on the due date;

(ii)
in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(iii)	if in Dollars, to the account of the Agent with such bank in New York as the Agent may from time to time notify to the Borrower and the other Creditor Parties; and

(iv)	in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrower and the other Creditor Parties.

16.2	Payment on non-Business Day. If any payment by the Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3
Basis for calculation of periodic payments.  All interest, fees and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

16.4	Distribution of payments to Creditor Parties. Subject to Clauses 16.5, 16.6 and 16.7:

(a)
any amount received by the Agent under a Finance Document for distribution or remittance to a Lender, a Swap Bank or the Security Trustee shall be made available by the Agent to that Lender, that Swap Bank or, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as the Lender or the Swap Bank or the Security Trustee may have notified to the Agent not less than five (5) Business Days previously; and

(b)
amounts to be applied in satisfying amounts of a particular category which are due to the Lenders or the Swap Banks generally shall be distributed by the Agent to each Lender and each Swap Bank pro rata to the amount in that category which is due to it.

16.5
Permitted deductions by Agent.  Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender or a Swap Bank, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender or that Swap Bank under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender or that Swap Bank to pay on demand.

16.6	Agent only obliged to pay when monies received. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrower or any Lender or any Swap Bank any sum which the Agent is expecting to receive for remittance or distribution to the Borrower or that Lender or that Swap Bank until the Agent has satisfied itself that it has received that sum.

16.7
Refund to Agent of monies not received.  If and to the extent that the Agent makes available a sum to the Borrower or a Lender or a Swap Bank, without first having received that sum, the Borrower or (as the case may be) the Lender or the Swap Bank concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)
pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8
Agent may assume receipt.  Clause 16.7 shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9
Creditor Party accounts.  Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.10
Agent's memorandum account.  The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.11
Accounts prima facie evidence.  If any accounts maintained under Clauses 16.9 and 16.10 show an amount to be owing by the Borrower or a Security Party to a Creditor Party, those accounts shall, absent manifest error, be prima facie evidence that that amount is owing to that Creditor Party.

17	APPLICATION OF RECEIPTS

17.1
Normal order of application.  Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:-

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents and the Master Agreements in the following order and proportions:

(i)
first, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents other than those amounts referred to at (ii) and (iii) below (including, but without limitation, all amounts payable by the Borrower under Clauses 20, 21 and 22 of this Agreement or by the Borrower or any Security Party under any corresponding or similar provision in any other Finance Document);

(ii)	secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents; and

(iii)	thirdly, in or towards satisfaction of the Loan; and

(iv)
fourthly, in or towards satisfaction pro rata of the Swap Exposure of each Swap Bank (calculated as at the actual Early Termination Date applying to each particular Designated Transaction, or if no such Early Termination Date shall have occurred, calculated as if an Early Termination Date occurred on the date of application or distribution hereunder);

(b)
SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document or any Master Agreement (in respect of any Designated Transaction) but which the Agent, by notice to the Borrower, the Security Parties and the other Creditor Parties, states in its opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of Clause 17.1(a); and

(c)	THIRDLY: any surplus shall be paid to the Borrower or to any other person appearing to be entitled to it.

17.2
Variation of order of application.  The Agent may, with the authorisation of the Majority Lenders by notice to the Borrower, the Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 17.1 either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.3
Notice of variation of order of application.  The Agent may give notices under Clause 17.2 from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.4
Appropriation rights overriden.  This Clause 17 and any notice which the Agent gives under Clause 17.2 shall override any right of appropriation possessed, and any appropriation made, by the Borrower or any Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment of Earnings. The Borrower undertakes with each Creditor Party to ensure that, throughout the Security Period:

(a)	subject only to the provisions of the General Assignment, all the Earnings are paid to the Operating Account; and

(b)	all payments by a Swap Bank to the Borrower under each Designated Transaction are paid to the Operating Account.

18.2	Location of accounts. The Borrower shall promptly:

(a)	comply with any requirement of the Agent as to the location or re-location of the Operating Account;

(b)
execute any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Operating Account.

18.3
Debits for expenses etc.  The Agent shall be entitled (but not obliged) from time to time to debit the Operating Account without prior notice in order to discharge any amount due and payable under Clause 20 or 21 to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clause 20 or 21.

18.4	Borrower's obligations unaffected. The provisions of this Clause 18 do not affect:

(a)	the liability of the Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability or obligation of the Borrower or any Security Party under any Finance Document.

19	EVENTS OF DEFAULT

19.1	Events of Default. An Event of Default occurs if:

(a)	the Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document; or

(b)	any breach occurs of Clause 9.2, 11.2, 11.3, 12.2, 12.3, 12.4, 12.5, 14.17 or 15.1; or

(c)
any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b) above) if, in the opinion of the Majority Lenders, such default is capable of remedy, and such default continues unremedied seven (7) days after written notice from the Agent requesting action to remedy the same; or

(d)
(subject to any applicable grace period specified in the Finance Document) any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a), (b) or (c) above); or

(e)
any representation, warranty or statement made by, or by an officer of, the Borrower or a Security Party in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made; or

(f)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person:

(i)	any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

(ii)	any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii)
a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(iv)
any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(v)	any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or

(g)	any of the following occurs in relation to a Relevant Person:

(i)	a Relevant Person becomes, in the opinion of the Majority Lenders, unable to pay its debts as they fall due; or

(ii)
any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of, or sums aggregating, $250,000 or more or the equivalent in another currency unless such execution, attachment, arrest, sequestration or distress is being contested in good faith and on substantial grounds and is discussed or withdrawn within thirty (30) days of the occurrence thereof; or

(iii)	any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv)
a Relevant Person makes any formal declaration of bankruptcy or any formal statement to the effect that it is insolvent or likely to become insolvent, or a winding up or administration order is made in relation to a Relevant Person, or the members or directors of a Relevant Person pass a resolution to the effect that it should be wound up, placed in administration or cease to carry on business, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than a Borrower or the Corporate Guarantor which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Majority Lenders and effected not later than 3 months after the commencement of the winding up; or

(v)
a petition is presented in any Pertinent Jurisdiction for the winding up or administration, or the appointment of a provisional liquidator, of a Relevant Person unless the petition is being contested in good faith and on substantial grounds and is dismissed or withdrawn within thirty (30) days of the presentation of the petition; or

(vi)
a Relevant Person petitions a court, or presents any proposal for, any form of judicial or non-judicial suspension or deferral of payments, reorganisation of its debt (or certain of its debt) or arrangement with all or a substantial proportion (by number or value) of its creditors or of any class of them or any such suspension or deferral of payments, reorganisation or arrangement is effected by court order, contract or otherwise; or

(vii)
any meeting of the members or directors of a Relevant Person is summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iii), (iv), (v) or (vi) above; or

(viii)	in a Pertinent Jurisdiction other than England, any event occurs or any procedure is commenced which, in the opinion of the Majority Lenders, is similar to any of the foregoing; or

(h)	the Borrower ceases or suspends carrying on its business or a part of its business which, in the opinion of the Majority Lenders, is material in the context of this Agreement; or

(i)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i)
for the Borrower or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Majority Lenders consider material under a Finance Document; or

(ii)	for the Agent, the Security Trustee, the Lenders or the Swap Banks to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(j)
any consent necessary to enable the Corporate Guarantor to own, operate or charter the Ship or to enable the Borrower or any Security Party to comply with any provision which the Majority Lenders consider material of a Finance Document is not granted or the Time Charter expires without being renewed (and the Corporate Guarantor does not enter into a subsequent charter and with charterers acceptable to the Agent, with the authorisation of the Majority Lenders, for a minimum period of two (2) years, such charter to be in place no later than three (3) months prior to the date of expiration of the Time Charter in accordance with the provisions of Clause 14.18), is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(k)
the Majority Lenders demonstrate that, without their prior consent, a change has occurred or probably has occurred after the date of this Agreement in the management of, or in the legal or beneficial ownership of any of the shares in, the Corporate Guarantor or in the ultimate control of the voting rights attaching to any of those shares; or

(l)
any provision which the Majority Lenders consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(m)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(n)	an Event of Default (as defined in section 14 of a Master Agreement) occurs; or

(o)	the Time Charter is cancelled or terminated for whatsoever reason, prior to its expiry date;

(p)
a Master Agreement is terminated, cancelled, suspended, rescinded or revoked or otherwise ceases to remain in full force and effect for any reason except with the consent of the Agent, acting with the authorisation of the Majority Lenders; or

(q)	any other event occurs or any other circumstances arise or develop including, without limitation:

(i)	a change in the financial position, state of affairs or prospects of the Borrower or the Corporate Guarantor; or

(ii)	any accident or other event involving the Ship or another vessel owned, chartered or operated by a Relevant Person,

in the light of which the Majority Lenders consider that there is a significant risk that any Security Party is, or will later become, unable to discharge its liabilities under the Finance Documents as they fall due.

19.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default:

(a)	the Agent may, and if so instructed by the Majority Lenders, the Agent shall:

(i)	serve on the Borrower a notice stating that the Commitments and all other obligations of each Lender to the Borrower under this Agreement are terminated; and/or

(ii)
serve on the Borrower a notice stating that the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii)
take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii) above, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b)
the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Majority Lenders, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under paragraph (a) (i) or (ii) above, the

Security Trustee, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law.

19.3
Termination of Commitments.  On the service of a notice under paragraph (a)(i) of Clause 19.2, the Commitments and all other obligations of each Lender to the Borrower under this Agreement shall terminate.

19.4
Acceleration of Loan.  On the service of a notice under paragraph (a)(ii) of Clause 19.2, the Loan, all accrued interest and all other amounts accrued or owing from the Borrower or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5
Multiple notices; action without notice.  The Agent may serve notices under paragraphs (a) (i) and (ii) of Clause 19.2 simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in that Clause if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6
Notification of Creditor Parties and Security Parties.  The Agent shall send to each Lender, each Swap Bank, the Security Trustee and each Security Party a copy or the text of any notice which the Agent serves on the Borrower under Clause 19.2; but the notice shall become effective when it is served on the Borrower, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Borrower or any Security Party with any form of claim or defence.

19.7
Creditor Parties’ rights unimpaired.  Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders or Swap Banks under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1.

19.8	Exclusion of Creditor Party Liability. No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to the Borrower or a Security Party:

(a)
for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)
as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset;

except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been caused by the gross negligence or the wilful misconduct of such Creditor Party's own officers and employees or ( as the case may be) such receiver's or manager's own partners or employees.

19.9	Relevant Persons. In this Clause 19 “a Relevant Person” means the Borrower and the Corporate Guarantor.

19.10
Interpretation.  In Clause 19.1(f) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in Clause 19.1(g) “petition” includes an application.

19.11
Position of Swap Banks.  Neither the Agent nor the Security Trustee shall be obliged, in connection with any action taken or proposed to be taken under or pursuant to the foregoing provisions of this Clause 19, to have any regard to the requirements of a Swap Bank except to the extent that such Swap Bank is also a Lender.

20	FEES AND EXPENSES

20.1
Arrangement, commitment and agency fees.  The Borrower shall pay to the Agent the arrangement and agency fees as set out in the fee letter addressed by the Borrower to the Agent and dated the same date as this Agreement.

20.2
Costs of negotiation, preparation etc.  The Borrower shall pay to the Agent on its demand the amount of all expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document.

20.3	Costs of variations, amendments, enforcement etc. The Borrower shall pay to the Agent, on the Agent's demand, the amount of all expenses incurred by a Lender in connection with:

(a)	any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made;

(b)	any consent or waiver by the Lenders, the Swap Banks, the Majority Lenders or the Creditor Party concerned under or in connection with a Finance Document, or any request for such a consent or waiver;

(c)	the valuation of any security provided or offered under Clause 15 or any other matter relating to such security;

(d)
any step taken by the Lender or the Swap Bank concerned with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.4
Documentary taxes.  The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent's demand, fully indemnify each Creditor Party against any liabilities and expenses resulting from any failure or delay by the Borrower to pay such a tax.

20.5
Certification of amounts.  A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall, save for manifest error, be prima facie evidence that the amount, or aggregate amount, is due.

21	INDEMNITIES

21.1
Indemnities regarding borrowing and repayment of Loan.  The Borrower shall fully indemnify the Agent and each Lender on the Agent's demand and the Security Trustee on its demand in respect of all expenses, liabilities and losses which are incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)	the Loan not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)
any failure (for whatever reason) by the Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned under Clause 7);

(d)	the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19;

and in respect of any tax (other than tax on its overall net income) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2	Breakage costs. Without limiting its generality, Clause 21.1 covers any liability, expense or loss, including a loss of a prospective profit, incurred by a Lender:

(a)
in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount); and

(b)
in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of the Lender concerned) to hedge any exposure arising under this Agreement or that part which the Lender concerned determines is fairly attributable to this Agreement of the amount of the liabilities, expenses or losses (including losses of prospective profits) incurred by it in terminating, or otherwise in connection with, a number of transactions of which this Agreement is one.

21.3
Miscellaneous indemnities.  The Borrower shall fully indemnify the Agent and the Security Trustee severally on their respective demands in respect of all claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind (“liability items”) which may be made or brought against, or incurred by, the Agent or the Security Trustee, in any country, in relation to:

(a)
any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document;

(b)
any other event, matter or question which occurs or arises at any time during the Security Period and which has any connection with, or any bearing on, any Finance Document, any payment or other transaction relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created (or intended to be created) by a Finance Document;

other than liability items which are shown to have been caused by the gross negligence or the wilful misconduct of the Agent's or (as the case may be) the Security Trustee's own officers or employees.

Without prejudice to its generality, this Clause 21.3 covers any claims, expenses, liabilities and losses which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code or any Environmental Law.

21.4	Extension of indemnities; environmental indemnity. Without prejudice to its generality, Clause 21.3 covers:

(a)	any matter which would be covered by Clause 21.3 if any of the references in that Clause to a Lender were a reference to the Agent or (as the case may be) to the Security Trustee; and

(b)	any liability items which arise, or are asserted, under or in connection with any law relating to safety at sea, pollution or the protection of the environment.

21.5
Currency indemnity.  If any sum due from the Borrower or any Security Party to a Creditor Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making or lodging any claim or proof against the Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order or judgment from any court or other tribunal; or

(c)	enforcing any such order or judgment;

the Borrower shall indemnify the Creditor Party concerned against the loss arising when the amount of the payment actually received by that Creditor Party is converted at the available rate of exchange into the Contractual Currency.

In this Clause 21.5, the “available rate of exchange” means the rate at which the Creditor Party concerned is able at the opening of business (London time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Clause 21.5 creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.6
Application to Master Agreements.  For the avoidance of doubt, Clause 21.4 does not apply in respect of sums due from the Borrower to a Swap Bank under or in connection with a Master Agreement as to which sums the provisions of section 8 (Contractual Currency) of that Master Agreement shall apply.

21.7
Certification of amounts.  A notice which is signed by 2 officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall, save for manifest error, be prima facie evidence that the amount, or aggregate amount, is due.

21.8
Sums deemed due to a Lender.  For the purposes of this Clause 21, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

22	NO SET-OFF OR TAX DEDUCTION

22.1	No deductions. All amounts due from the Borrower under a Finance Document shall be paid:

(a)	without any form of set-off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

22.2	Grossing-up for taxes. If the Borrower is required by law to make a tax deduction from any payment:

(a)	the Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b)	the Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises;

(c)
the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

22.3
Evidence of payment of taxes.  Within 1 month after making any tax deduction, the Borrower shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4
Exclusion of tax on overall net income.  In this Clause 22 “tax deduction” means any deduction or withholding for or on account of any present or future tax except tax on a Creditor Party's overall net income.

22.5
Application to Master Agreements.  For the avoidance of doubt, Clause 22 does not apply in respect of sums due from the Borrower to a Swap Bank under or in connection with a Master Agreement as to which sums the provisions of section 2(d) (Deduction or Withholding for Tax) of that Master Agreement shall apply.

23	ILLEGALITY, ETC

23.1	Illegality. This Clause 23 applies if a Lender (the “Notifying Lender”) notifies the Agent that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)	contrary to, or inconsistent with, any regulation,

for the Notifying Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

23.2
Notification of illegality.  The Agent shall promptly notify the Borrower, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 which the Agent receives from the Notifying Lender.

23.3
Prepayment; termination of Commitment.  On the Agent notifying the Borrower under Clause 23.2, the Notifying Lender's Commitment shall terminate; and thereupon or, if later, on the date specified in the Notifying Lender's notice under Clause 23.1 as the date on which the notified event would become effective the Borrower shall prepay the Notifying Lender's Contribution in accordance with Clause 8.

23.4
Mitigation.  If circumstances arise which would result in a notification under Clause 23.1 then, without in any way limiting the rights of the Notifying Lender under Clause 23.3, the Notifying Lender shall use reasonable endeavours to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the Notifying Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a)	have an adverse effect on its business, operations or financial condition; or

(b)	involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c)	involve it in any expense (unless indemnified to its satisfaction) or tax disadvantage.

24	INCREASED COSTS

24.1	Increased costs. This Clause 24 applies if a Lender (the “Notifying Lender”) notifies the Agent that the Notifying Lender considers that as a result of:

(a)
the introduction or alteration after the date of this Agreement of a law or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Lender's overall net income); or

(b)
the effect of complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement, is that the Notifying Lender (or a parent company of it) has incurred or will incur an “increased cost”, that is to say,:

(i)
an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums; or

(ii)	a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(iii)
an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender's Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(iv)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement;

but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 21.1 or by Clause 22.

For the purposes of this Clause 24.1 the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class thereof) on such basis as it considers appropriate.

24.2
Notification to Borrower of claim for increased costs.  The Agent shall promptly notify the Borrower and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.1.

24.3
Payment of increased costs.  The Borrower shall pay to the Agent, on the Agent's demand, for the account of the Notifying Lender the amounts which the Agent from time to time notifies the Borrower that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.4
Notice of prepayment.  If the Borrower is not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.3, the Borrower may give the Agent not less than 14 days' notice of its intention to prepay the Notifying Lender's Contribution at the end of an Interest Period.

24.5	Prepayment; termination of Commitment. A notice under Clause 24.4 shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b)
on the date specified in its notice of intended prepayment, the Borrower shall prepay (without premium or penalty) the Notifying Lender's Contribution, together with accrued interest thereon at the applicable rate plus the Margin.

24.6	Application of prepayment. Clause 8 shall apply in relation to the prepayment.

25	SET-OFF

25.1	Application of credit balances. Each Creditor Party may without prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Borrower to that Creditor Party under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Borrower;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2
Existing rights unaffected.  No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3
Sums deemed due to a Lender.  For the purposes of this Clause 25, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4	No Security Interest. This Clause 25 gives the Lenders a contractual right of set off only, and does not create any equitable charge or other Security Interest over any credit balance of the Borrower.

26	TRANSFERS AND CHANGES IN LENDING OFFICES

26.1	Transfer by Borrower. The Borrower may not, without the consent of the Agent, given on the instructions of all the Lenders:

(a)	transfer any of its rights or obligations under any Finance Document; or

(b)	enter into any merger, de-merger or other reorganisation, or carry out any other act, as a result of which any of its rights or liabilities would vest in, or pass to, another person.

26.2	Transfer by a Lender. Subject to Clause 26.4, a Lender (the “Transferor Lender”) may at any time transfer:

(a)	its rights in respect of all or part of its Contribution; or

(b)	its obligations in respect of all or part of its Commitment; or

(c)	a combination of (a) and (b);

to be (in the case of its rights) transferred to, or (in the case of its obligations) assumed by, another bank or financial institution (a “Transferee Lender”) by delivering to the Agent a completed certificate in the form set out in Schedule 5 with any modifications approved or required by the Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender.

However any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Agreement.

26.3
Transfer Certificate, delivery and notification.  As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrower, the Security Parties, the Security Trustee, each of the other Lenders and each of the Swap Banks;

(b)	on behalf of the Transferee Lender, send to the Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it;

(c)	send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above.

26.4
Effective Date of Transfer Certificate.  A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Agent under Clause 26.3 on or before that date.

26.5
No transfer without Transfer Certificate.  No assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, the Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6
Lender re-organisation; waiver of Transfer Certificate.  However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the “successor”), the Agent may, if it sees fit, by notice to the successor and the Borrower and the Security Trustee waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Agent's notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

26.7	Effect of Transfer Certificate. A Transfer Certificate takes effect in accordance with English law as follows:

(a)
to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender's title and of any rights or equities which the Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender's Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d)
the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)
any part of the Loan which the Transferee Lender advances after the Transfer Certificate's effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor's title and any rights or equities of the Borrower or any Security Party against the Transferor Lender had not existed;

(f)
the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Clause 5.7 and Clause 20, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)
in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of the Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8
Maintenance of register of Lenders.  During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrower during normal banking hours, subject to receiving at least 3 Business Days prior notice.

26.9
Reliance on register of Lenders.  The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10	Authorisation of Agent to sign Transfer Certificates. The Borrower, the Security Trustee, each Lender and each Swap Bank irrevocably authorise the Agent to sign Transfer Certificates on its behalf.

26.11
Registration fee.  In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $1,500 from the Transferor Lender or (at the Agent's option) the Transferee Lender.

26.12
Sub-participation; subrogation assignment.  A Lender may sub-participate all or any part of its rights and/or obligations under or in connection with the Finance Documents without the consent of, or any notice to, the Borrower, any Security Party, the Agent or the Security Trustee; and the Lenders may assign, in any manner and terms agreed by the Majority Lenders, the Agent and the Security Trustee, all or any part of those rights to an insurer or surety who has become subrogated to them.

26.13
Disclosure of information.  A Lender may disclose to a potential Transferee Lender or sub-participant any information which the Lender has received in relation to the Borrower, any Security Party or their affairs under or in connection with any Finance Document, unless the information is clearly of a confidential nature.

26.14	Change of lending office. A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a)	the date on which the Agent receives the notice; and

(b)	the date, if any, specified in the notice as the date on which the change will come into effect.

26.15
Notification.  On receiving such a notice, the Agent shall notify the Borrower and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

27	VARIATIONS AND WAIVERS

27.1
Variations, waivers etc. by Majority Lenders.  Subject to Clause 27.2, a document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Creditor Party's rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the Borrower, by the Agent on behalf of the Majority Lenders, by the Agent and the Security Trustee in their own rights, and, if the document relates to a Finance Document to which a Security Party is party, by that Security Party.

27.2
Variations, waivers etc. requiring agreement of all Lenders.  However, as regards the following, Clause 27.1 applies as if the words “by the Agent on behalf of the Majority Lenders” were replaced by the words “by or on behalf of every Lender”:

(a)	a change in the Margin or in the definition of LIBOR;

(b)	a change to the date for, the amount of, any payment of principal, interest, fees, or other sum payable under this Agreement;

(c)	a change to any Lender's Commitment;

(d)	an extension of Availability Period;

(e)	a change to the definition of “Majority Lenders” or “Finance Documents”;

(f)	a change to the preamble or to Clause 2, 3, 4, 5.1, 17, 19 or 29;

(g)	a change to this Clause 27;

(h)	any release of, or material variation to, a Security Interest, guarantee, indemnity or subordination arrangement set out in a Finance Document; and

(i)	any other change or matter as regards which this Agreement or another Finance Document expressly provides that each Lender's consent is required.

27.3
Exclusion of other or implied variations.  Except for a document which satisfies the requirements of Clauses 27.1 and 27.2, no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by the Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

28	NOTICES

28.1
General.  Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2	Addresses for communications. A notice shall be sent:

(a)	to the Borrower:	15, Karamanli Avenue
GR166 73
Voula, Athens
Greece

Fax No: +30 210 895 5140;

(b)	to a Lender/Swap Bank:	At the address below its name in Schedule 1 or Schedule 2 or (as the case may require) in the relevant Transfer Certificate;

(c)	to the Arranger, Agent	Head Office A3
	and Security Trustee:	Lower Baggot Street
Dublin 2 Ireland
Fax No: +353 1 611 5411

or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Trustee, the Borrower, the Lenders, the Swap Banks and the Security Parties.

28.3	Effective date of notices. Subject to Clauses 28.4 and 28.5:

(a)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b)	a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

28.4	Service outside business hours. However, if under Clause 28.3 a notice would be deemed to be served:

(a)	on a day which is not a business day in the place of receipt; or

(b)	on such a business day, but after 5 p.m. local time;

the notice shall (subject to Clause 28.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

28.5
Illegible notices.  Clauses 28.3 and 28.4 do not apply if the recipient of a notice notifies the sender within one hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6
Valid notices.  A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7	English language. Any notice under or in connection with a Finance Document shall be in English.

28.8	Meaning of “notice”. In this Clause “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

29	SUPPLEMENTAL

29.1	Rights cumulative, non-exclusive. The rights and remedies which the Finance Documents give to each Creditor Party are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

29.2
Severability of provisions.  If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

29.3	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

29.4	Counterparts. A Finance Document may be executed in any number of counterparts.

30	LAW AND JURISDICTION

30.1	English law. This Agreement shall be governed by, and construed in accordance with, English law.

30.2	Exclusive English jurisdiction. Subject to Clause 30.3, the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

30.3	Choice of forum for the exclusive benefit of the Creditor Parties. Clause 30.2 is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a)
to commence proceedings in relation to any matter which arises out of or in connection with this Agreement in the courts of any country other than England and which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a matter which arises out of or in connection with this Agreement.

30.4
Process agent.  The Borrower irrevocably appoints HTD Services Limited at their office for the time being, presently at Irongate House, Duke’s Place, London EC3A 7HX, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Agreement.

30.5
Creditor Party rights unaffected.  Nothing in this Clause 30 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

30.6	Meaning of “proceedings”. In this Clause 30, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure.

AS WITNESS the hands of the duly authorised officers or attorneys of the parties the day and year first before written.

SCHEDULE 1

LENDERS AND COMMITMENTS

Lender	Lending Office	Commitment
The Governor and Company of the Bank of Ireland	Head Office A3 Lower Baggot Street Dublin 2 Ireland	$30,000,000

SCHEDULE 2

SWAP BANKS

Swap Bank                                                                           Booking Office

The Governor and Company                                             Colvill House
of the Bank of Ireland                                                         Talbot Street
                                            Dublin 1
                                            Ireland

SCHEDULE 3

DRAWDOWN NOTICE

To:          The Governor and Company of the Bank of Ireland
Head Office A3
Lower Baggot Street
Dublin 2
Ireland

Attention: [Loans  Aministration]                                                                                           2009

DRAWDOWN NOTICE

1.
We refer to the loan agreement (the “Loan Agreement”) dated                      2009 and made between ourselves, as Borrower, the Lenders and Swap Banks referred to therein, and yourselves as Arranger, Agent and as Security Trustee in connection with a term loan facility of up to US$30,000,000. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2.	We request to borrow as follows:

(a)	Amount US$[ ];

(b)	Drawdown Date: [ ];

(c)	Duration of the first Interest Period shall be [ ] months;

(d)	Payment instructions : account of [ ] and numbered [ ] with [ ] of [ ].

3.	We represent and warrant that:

(a)	the representations and warranties in Clause 10 of the Loan Agreement would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;

(b)	no Event of Default or Potential Event of Default has occurred or will result from the borrowing of the Loan.

4.	This notice cannot be revoked without the prior consent of the Majority Lenders.

___________________________________________

Attorney-in-Fact
for and on behalf of
PARAGON SHIPPING INC.

SCHEDULE 4

CONDITION PRECEDENT DOCUMENTS

The following are the documents referred to in Clause 9.1(a).

1.	A duly executed original of each of the Finance Documents (together with all notices of assignment and acknowledgements required thereunder).

2.	Copy of the Time Charter in respect of the Ship and of all documents signed or issued by the Corporate Guarantor and/or the Time Charterer under or in connection with the Time Charter.

3.	Copies of the certificate of incorporation and constitutional documents of the Borrower and the Corporate Guarantor.

4.
Copies of resolutions of the shareholders and directors of the Borrower and of the Corporate Guarantor, authorising the execution of each of the Finance Documents referred to at 1 above to which the Borrower or the Corporate Guarantor is a party and, in the case of the Borrower, authorising named officers to give the Drawdown Notices and other notices under this Agreement.

5.	The original of any power of attorney under which any Finance Document referred to at 1 above is executed on behalf of the Borrower or the Corporate Guarantor.

6.	Copies of all consents which the Borrower or any Security Party requires to enter into, or make any payment under, any Finance Document.

7.	Documentary evidence that:

(a)	the Ship is definitively and permanently registered in the name of the Borrower under the Approved Flag;

(b)	the Ship is in the absolute and unencumbered ownership of the Borrower save as contemplated by the Finance Documents;

(c)	the Ship maintains the highest available class with Lloyds Register of Ships (or equivalent), free of all overdue recommendations and conditions of such classification society;

(d)	the Mortgage in respect of the Ship has been duly registered against the Ship as a valid first priority ship mortgage in accordance with the laws of the Approved Flag State; and

(e)	the Ship is insured in accordance with the provisions of this Agreement and all requirements therein in respect of insurances have been complied with.

8.	Documents establishing that the Ship is managed by the Approved Manager on terms acceptable to the Lenders, together with:

(a)	the Approved Manager’s Undertaking in respect of the Ship;

(b)	copies of the Document of Compliance and Safety Management Certificate and ISSC;

(c)
copies of such other ISM Code or ISPS Code documentation as the Agent may by written notice to the Borrower have requested not later than 2 days before the first Drawdown Date, certified as true and complete in all material respects by the Corporate Guarantor  and the Approved Manager.

9.
A certificate in a form and substance satisfactory to the Lenders confirming the legal and beneficial ownership of the shares in the Corporate Guarantor, signed by the ultimate beneficial owners of the shares in the Corporate Guarantor.

10.
All documentation required by the Agent in respect of any Security Party, its directors and shareholders pursuant to the Agent’s “Know Your Customer” requirements, together with such other documents or evidence as the Lenders may reasonably require with respect to relevant money laundering requirements.

11.	Documentary evidence that the agent for service of process named in Clause 30 has accepted its appointment.

12.
Favourable legal opinions from lawyers appointed by the Agent on such matters concerning the laws of the Republic of The Marshall Islands and such other relevant jurisdictions as the Agent may require.

13.	Evidence that the sum of $750,000 is standing to the credit of the Operating Account, by way of required minimum balance pursuant to the provisions of Clause 12.5.

14.
Evidence with respect to existing loan facilities made between the Borrower and other first class financial institutions, including but not limited to, HSH Nordbank AG, Commerzbank AG, Bank of Scotland plc, Bayerische Hypo-und Vereinsbank and FBB First Business Bank S.A., outlining similar terms with respect to the restructuring of such existing loan facilities as provided for under this Agreement.

15.	A supplement to the Master Agreement, in the form required by the Lenders.

16.	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

Every copy document delivered under this Schedule shall be certified as a true and up to date copy by a director or the secretary (or equivalent officer) of the Borrower.

SCHEDULE 5

TRANSFER CERTIFICATE

The Transferor and the Transferee accept exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to them respectively.

To:
The Governor and Company of the Bank of Ireland for itself and for and on behalf of the Borrower, each Security Party, the Security Trustee, each Lender and each Swap Bank, as defined in the Loan Agreement referred to below.

1.
This Certificate relates to a Loan Agreement (the “Loan Agreement”) dated [               ] 2009 and made between (1) Paragon Shipping Inc. (the “Borrower”), (2) the banks and financial institutions named therein as Lenders, (3) the banks and financial institutions named therein as Swap Banks and (4) The Governor and Company of the Bank of Ireland  as Arranger, Agent and Security Trustee, for a term loan facility of up to US$30,000,000.

2.	In this Certificate:

“the Relevant Parties” means the Agent, the Borrower, each Security Party, the Security Trustee, each Lender and each Swap Bank;

“the Transferor” means [full name] of [lending office];

“the Transferee” means [full name] of [lending office].

Terms defined in the Loan Agreement shall, unless the contrary intention appears, have the same meanings when used in this Certificate.

3.	The effective date of this Certificate is [ ] Provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date.

4.
The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Loan Agreement and every other Finance Document in relation to [    ] per cent. of the Contribution outstanding to the Transferor (or its predecessors in title) which is set out below:

Contribution	Amount transferred

5.
By virtue of this Transfer Certificate and Clause 26 of the Loan Agreement, the Transferor is discharged [entirely from its Commitment which amounts to $[          ]] [from [    ] per cent. of its Commitment, which percentage represents   $[            ]] and the Transferee acquires a Commitment of $[              ].

6.
The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 26 of the Loan Agreement provides will become binding on it upon this Certificate taking effect.

7.
The Agent, at the request of the Transferee (which request is hereby made) accepts, for the Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 26 of the Loan Agreement.

8.	The Transferor:

(a)	warrants to the Transferee and each Relevant Party:

(i)	that the Transferor has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are in connection with this transaction; and

(ii)	that this Certificate is valid and binding as regards the Transferor;

(b)	warrants to the Transferee that the Transferor is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4 above;

(c)
undertakes with the Transferee that the Transferor will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee's title under this Certificate or for a similar purpose.

9.	The Transferee:

(a)	confirms that it has received a copy of the Loan Agreement and each other Finance Document;

(b)	agrees that it will have no rights of recourse on any ground against either the Transferor, the Agent, the Security Trustee, any Lender or any Swap Bank in the event that:

(i)	the Finance Documents prove to be invalid or ineffective,

(ii)	the Borrower or any Security Party fails to observe or perform its obligations, or to discharge its liabilities, under the Finance Documents;

(iii)
it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or Security Party under the Finance Documents;

(c)
agrees that it will have no rights of recourse on any ground against the Agent, the Security Trustee, any Lender or any Swap Bank in the event that this Certificate proves to be invalid or ineffective;

(d)
warrants to the Transferor and each Relevant Party (i) that it has full capacity to enter into this transaction and has taken all corporate action and obtained all official consents which it needs to take or obtain in connection with this transaction; and (ii) that this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.

10.
The Transferor and the Transferee each undertake with the Agent and the Security Trustee severally, on demand, fully to indemnify the Agent and/or the Security Trustee in respect of any claim, proceeding, liability or expense (including all legal expenses) which they or either of them may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Agent's or the Security Trustee's own officers or employees.

11.
The Transferee shall repay to the Transferor on demand so much of any sum paid by the Transferor under paragraph 8 above as exceeds one-half of the amount demanded by the Agent or the Security Trustee in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor and the Transferee to the Agent or the Security Trustee for the full amount demanded by it.

[Name of Transferor]	[Name of Transferee]
By:	By:
Date:	Date:

Agent

Signed for itself and for and on behalf of itself
as Agent and for every other Relevant Party

The Governor and Company of the Bank of Ireland

By:

Date:

Administrative Details of Transferee

Name of Transferee:

Lending Office:

Contact Person
(Loan Administration Department):

Telephone:

Telex:

Fax:

Contact Person
(Credit Administration Department):

Telephone:

Telex:

Fax:

Account for payments:

Note:
This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor's interest in the security constituted by the Finance Documents in the Transferor's or Transferee's jurisdiction.  It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

SCHEDULE 6

FORM OF COMPLIANCE CERTIFICATE

To:        The Governor and Company of the Bank of Ireland
Head Office A3
Lower Baggot Street
Dublin 2
Ireland

[●] 200[●]

Dear Sirs,

We refer to a loan agreement dated [●] 2009 (the “Loan Agreement”) made between (amongst others) yourselves and ourselves in relation to a term loan facility of up to $30,000,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the [audited]/[unaudited] consolidated accounts for the Group for the [Financial Year] [3-month period] ended [●].  The accounts (i) have been prepared in accordance with all applicable laws and GAAP consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the accounts and of its profit for the period to which the accounts relate and (iii) fully disclose or provide for all significant liabilities of the Group.

We also enclose copies of the valuations of all the Fleet Vessels which were used in calculating the Market Value Adjusted Total Assets of the Group as at [●].

The Borrower represents that no Event of Default or Potential Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]].  In addition as of [●], the Borrower confirms compliance with the financial covenants set out in Clause 12.7 of the Loan Agreement for the 3 months ending as of the date to which the enclosed accounts are prepared.

We now certify that, as at [●]:

(a)	the ratio of Total Liabilities to EBITDA is [●]:[●];

(b)	the Market Value Adjusted Net Worth of the Group is $[●];

(c)	Liquid Assets available to the Group are $[●] in aggregate of which an aggregate amount of $[●] is standing to the credit of the Operating Account; and

(d)	the Leverage Ratio is [●]:[●].

This certificate shall be governed by, and construed in accordance with, English law.

______________________________
[●]
Chief Financial Officer of
Paragon Shipping Inc

EXECUTION PAGES

BORROWER

SIGNED by	)
for and on behalf of	)
PARAGON SHIPPING INC.	)
in the presence of:	)

LENDERS

SIGNED by	)
for and on behalf of	)
THE GOVERNOR AND COMPANY	)
OF THE BANK OF IRELAND	)
in the presence of:	)

SWAP BANKS

SIGNED by	)
for and on behalf of	)
THE GOVERNOR AND COMPANY	)
OF THE BANK OF IRELAND	)
in the presence of:	)

ARRANGER

SIGNED by	)
for and on behalf of	)
THE GOVERNOR AND COMPANY	)
OF THE BANK OF IRELAND	)
in the presence of:	)

AGENT

SIGNED by	)
for and on behalf of	)
THE GOVERNOR AND COMPANY	)
OF THE BANK OF IRELAND	)
in the presence of:	)

SECURITY TRUSTEE

SIGNED by	)
for and on behalf of	)
THE GOVERNOR AND COMPANY	)
OF THE BANK OF IRELAND	)
in the presence of:	)